
10012061

Kenneth Cole PRODUCTIONS, INC.

ANNUAL REPORT 2009

CHANGE IS AFOOT.

—Kenneth Cole



FROM KENNETH AND JILL



Dear Fellow Shareholders,

From a global perspective, the year 2009 will be remembered as one of the most challenging in retail history. For Kenneth Cole Productions, it will be remembered as a year of positive change and continued evolution. We worked diligently to become more disciplined and more efficient, intensified our focus on product, and streamlined the organization. We emerged stronger and better positioned to realize our tremendous business potential.

Our customers and retail partners tell us that *Kenneth Cole* is a powerful fashion brand recognized around the globe for style, quality, and a unique social voice. While our heritage is in footwear, our business now encompasses more than 25 product categories and we have become a distinctive, dual gender, full lifestyle brand. Global retail sales are estimated at $1.3B, and Kenneth Cole can be found in more than 5,500 points of distribution in nearly 60 countries. Our business is also well diversified, with roughly 50% of total revenues in wholesale, 40% in retail and 10% in licensing.

We were disappointed with our overall financial results last year, with revenues down 17% in total. However, results were driven in part by the strategic decision we made to close two underperforming businesses in order to concentrate creative and financial resources on building our core *Kenneth Cole New York* and *Reaction* brands. We also made a conscious decision to effectively suspend distribution of *Kenneth Cole New York* women's footwear and handbags at wholesale in order to reposition these product lines in our own retail stores last fall and relaunch them globally in all channels in 2010.

From an operating perspective, we made significant strides and were able to post consistent quarter-over-quarter improvements in key performance metrics. Throughout 2009, we were focused on managing our inventory, increasing margin and reducing our expense base. At year end, inventory was down 33%, margin was up by 130 basis points, and we reduced SG&A by over $25MM while adding 14 net new stores. We also increased our cash position and continue to have no long-term debt.

As a result of our actions, the Company returned to profitability on an operating basis in the back half of the year. The decisive steps we took in 2009 made us leaner, more adaptable and more responsive to the ever-changing landscape of the fashion business. We laid the groundwork for the future and are now actively pursuing new strategic opportunities.

The *Kenneth Cole* vision is to be "the quintessential metropolitan lifestyle brand for modern men and women who are confident, clever, and cool." To achieve this vision, we remain focused on a core set of initiatives that we believe will enable us to realize our brand potential and return to long-term financial health and profitability. These initiatives are as follows:

Create Compelling Product. Innovative, high-quality products with modern styling are the cornerstone of our business. In July, we introduced 925 Technology in our *Kenneth Cole New York* women's footwear. This patented technology provides extraordinary comfort which we believe can revolutionize the way women think about footwear. The collection initially launched exclusively in our retail stores, and met with exciting consumer response. In early 2010, the collection debuted in select wholesale accounts, and with encouraging initial sell-through results, we believe that our women's shoe business will again return to its historical prominence.

Additionally, throughout 2009 we evolved product offerings across categories to develop good-better-best assortment plans, address multiple wear occasions, and improve the price-value relationship across all of our brands. We maintained a healthy licensing business, which provides our consumers with a broad range of apparel and accessory alternatives, while generating a reliable and meaningful income stream to the Company. We also invested in new senior level design and sourcing talent to enhance design aesthetic, improve overall product quality and increase speed-to-market. As a result of these and other initiatives, we are gaining traction across a number of businesses including men's and women's footwear, women's handbags, and a number of our licensed product categories including women's sportswear and men's tailored clothing.

Energize the Brand. Throughout 2009, we continued to focus on reinforcing our brand vision to strengthen the emotional connection with our consumers. Our marketing has become more product focused and lifestyle driven, while maintaining our unique social voice, to ensure we remain both relevant and aspirational. We have also refined our strategy to ensure consistency of messaging across consumer touch points and geographies to capture greater share of mind and achieve greater clarity of brand positioning.



We are continuing to reinforce our brand message through new media—specifically targeting our consumers on social networking sites like Facebook and Twitter. We have a large and growing fan base and believe that direct access to this group enables an ongoing dialogue and provides valuable information about what matters to our core, loyal consumers including not just what they stand in, but what they stand for.

Accelerate Retail. We remain committed to retail, and continue to believe that there is significant long-term opportunity in our Direct-to-Consumer businesses. Our stores and website are the face of the brand, and provide us with the ability to showcase our products more effectively and create a positive experience for our consumers that is both memorable and engaging.

Our full-price retail business underperformed in 2009, and we are working to optimize our existing fleet in order to improve long-term profitability. In 2009, we closed, downsized or relocated numerous full-price stores, and will continue to identify opportunities to improve performance in 2010. As our outlet business continued to deliver strong performance, we opened 15 new *Kenneth Cole* Company Stores in 2009. We will strategically evaluate new store openings in 2010. We also believe there is significant unrealized potential in our e-commerce businesses, and continue to work to enhance the overall customer experience—recognizing that this channel not only delivers incremental sales and profits, but also serves as an important communications tool to build brand equity, raise consumer awareness, and drive traffic to our stores and the stores of our wholesale partners.

Evolve Wholesale. We are pleased with the progress we have made in wholesale over the last 12 months. We are working to reinvent the wholesale model, forming alliances that leverage our brands and our design capabilities while simultaneously leveraging our partners' strengths in merchandising and customer insight. As a result of this process, we have strengthened relationships with existing partners, and enhanced collaboration to ensure we can deliver targeted assortments that meet the needs of our consumers. Importantly, our backlog is trending up, and we are receiving positive feedback across multiple categories.

In March 2010, we signed an exclusive strategic alliance with Macy's to launch *Kenneth Cole Reaction* men's sportswear in 150 Macy's stores beginning in fall 2010. The collection is ultimately expected to be available in 550 doors, and provide significant incremental growth and profit potential.

Go Global. Today our international business represents less than 10% of total sales. Based on competitive benchmarks, we believe international markets represent a significant area of opportunity for our brands. In 2009, we strengthened relationships with key global partners, and continued to open freestanding *Kenneth Cole* stores and shop-in-shops in both Asia and Latin America. We also opened several Le Tigre stores in Taiwan, and anticipate further international expansion for this brand. We are working to increase penetration in existing markets, while simultaneously exploring selective opportunities to enter new, high-potential markets.

Build a Winning Culture. In 2009, we strengthened our management team with several key hires and the promotion of existing talent. To better align our goals with those of our shareholders, we also implemented a pay-for-performance compensation structure. We continue to believe that people make it happen, and will maintain a relentless focus on building a dynamic, consumer-driven culture.

Social advocacy is also a core part of our culture, and we continue to focus on making a difference in the world around us. We believe that one can change their outfit, outfit change, or both. Throughout 2009, we leveraged our AWEARNESS platform to support, encourage, and empower acts of service, volunteerism and social change.

While there remains uncertainty in the marketplace, we believe we are well positioned and will continue to capitalize on opportunities to gain market share. We have become significantly more disciplined over the last 12 months, and as we work to accelerate sales growth across channels, we will continue to maintain tight controls on inventory and expenses to ensure we gain further leverage and deliver consistent returns.

We remain optimistic about our future. We made tough decisions, developed a more clearly defined strategy to support our vision, and have begun to generate momentum with more innovative, high-quality product. We know that our powerful brand resonates with consumers, and that the brand continues to be significantly larger than the business. Importantly, we have a talented team that can deliver results and a strong balance sheet that provides sufficient resources to execute. We are confident that we can deliver improved performance, and will explore all opportunities to increase shareholder value in 2010.

As always, we are grateful for the support and dedication of our talented associates, our world-class partners and suppliers, and our loyal customers and shareholders.



KENNETH COLE
Chairman and Chief Creative Officer



JILL GRANOFF
Chief Executive Officer

Kenneth Cole PRODUCTIONS, INC.

FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from___________to___________

Commission File No. 1-13082

KENNETH COLE PRODUCTIONS, INC.

(Exact name of registrant as specified in its charter)

New York	**13-3131650**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

603 West 50th Street, New York, NY 10019
(Address of principal executive offices)

(212) 265-1500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
Class A common stock, par value $.01 per share

Securities registered pursuant to Section 12 (g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ( ) No (X)

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ( ) No (X)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes (X) No ( )

Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.) Yes ( ) No ( )

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ( )

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ( ) Accelerated filer ( ) Non-accelerated filer (X) Smaller reporting company ( )

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ( ) No (X)

The aggregate market value of voting and non-voting stock held by non-affiliates of the registrant as of the close of business on June 30, 2009: $66,358,265

Number of shares of Class A Common Stock, $.01 par value, outstanding as of the close of business on March 2, 2010: 10,081,472

Number of shares of Class B Common Stock, $.01 par value, outstanding as of the close of business on March 2, 2010: 8,010,497

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of Form 10-K is incorporated herein by reference to the Registrant's definitive proxy statement to be mailed to the shareholders of the Registrant by April 30, 2010.

Kenneth Cole Productions, Inc.
TABLE OF CONTENTS

Item 1. Business

Important Factors Relating to Forward Looking Statements

The Private Securities Litigation Reform Act of 1995 (the "Reform Act") and Section 21E of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") provide a safe harbor for forward-looking statements made by or on behalf of Kenneth Cole Productions, Inc. (the "Company"). The Company and its representatives may from time to time make written or oral statements that are "forward-looking," including statements contained in this report and other filings with the Securities and Exchange Commission (the "SEC") and in reports to the Company's shareholders. Forward-looking statements generally refer to future plans and performance and are identified by the words "believe," "expect," "anticipate," "plan," "intend," "will," "estimate," "project," or similar expressions. All statements that express expectations and projections with respect to future matters, including, but not limited to, the launching or prospective development of new business initiatives, future licensee sales growth, gross margins, store expansion and openings, changes in distribution centers and implementation of management information systems, are forward-looking statements within the meaning of the Reform Act. These statements are made on the basis of management's views and assumptions, as of the time the statements are made, regarding future events and business performance and are subject to certain risks and uncertainties. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected.

While the Company does communicate from time to time with securities analysts, it is against Company policy to disclose to them any material non-public information. Shareholders should not assume that the Company agrees with any statement or report issued by an analyst, regardless of the content of such statement or report. To the extent that reports issued by securities analysts contain any projections, forecasts or opinions, they are not the responsibility of the Company.

There can be no assurance that management's expectations will necessarily come to pass. A number of factors affecting the Company's business and operations could cause actual results to differ materially from those contemplated by the forward-looking statements. Those factors include, but are not limited to, changes in domestic economic conditions or in political, economic or other conditions affecting foreign operations and sourcing, demand and competition for the Company's products, risks associated with uncertainty relating to the Company's ability to implement its growth strategies or its ability to successfully integrate acquired business, risks arising out of litigation or trademark conflicts, changes in customer or consumer preferences on fashion trends, delays in anticipated store openings and changes in the Company's relationship with its suppliers and other resources. This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but by no means exhaustive. Accordingly, readers of this annual report should consider these facts in evaluating the information and are cautioned not to place undue reliance on the forward-looking statements contained herein. The Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

General

Kenneth Cole Productions, Inc. designs, sources and markets a broad range of fashion footwear, handbags and apparel and, through license agreements, designs and markets apparel and accessories under its *Kenneth Cole New York, Kenneth Cole Reaction, Unlisted* and *Le Tigre* brand names, as well as footwear under the proprietary trademark *Gentle Souls*. In addition, the Company designs, develops and sources private label footwear and handbags for selected retailers. The Company's products are targeted to appeal to modern fashion conscious consumers who seek accessible designer fashion that reflects a metropolitan lifestyle. These products include core basics that generally remain in demand from season to season and fashion products that are designed to establish or capitalize on market trends. The combination of core products and fashion styles provides freshness in assortments and maintains a fashion-forward image, while a multiple brand strategy helps diversify business risk.

The Company markets its products to approximately 5,500 U.S. department and specialty store locations, the Company's full-priced retail stores, Company Stores ("outlets" or "Company Stores") and its e-commerce website, as well as internationally through its licensee partners and international retailers. The Company believes the diversity of its product offerings distinguishes the Company from its competitors in terms of product classifications (men's, women's and children's footwear, apparel and accessories), prices ("bridge," "better" and "moderate") and styling. The Company believes the diversity of its product mix provides balance to its overall sales and increases opportunities in all channels of distribution.

The popularity of the *Kenneth Cole* brand names, including *Kenneth Cole New York, Kenneth Cole Reaction* and *Unlisted,* among consumers has enabled the Company to expand its product offerings and channels of distribution through licensing agreements. The Company offers, through these agreements, a lifestyle collection of men's product categories, including tailored clothing, dress shirts, dress pants, neckwear, outerwear, sleepwear, socks, underwear, belts, sunglasses, prescription eyewear, watches, fragrance, jewelry, luggage, business cases and small leather goods. Women's product categories currently being sold pursuant to license agreements include sportswear, outerwear, swimwear, sleepwear, small leather goods, belts, sunglasses, prescription eyewear, watches, jewelry, fragrance and luggage. In addition, the Company licenses its children's apparel. The Company began producing and selling men's sportswear in 2008, which was formerly offered pursuant to a license agreement.

Business Strategies

To accelerate growth and increase long-term shareholder value, the Company is focused on six strategic initiatives:

1) CREATING COMPELLING PRODUCT that represents the metropolitan lifestyle of the Kenneth Cole brand and offers customers modern styling, innovative design elements and a strong price-value relationship.

2) ENERGIZING THE BRAND through creative marketing and advertising that is consistent across consumer touch points to ensure that Kenneth Cole is known as the quintessential metropolitan lifestyle brand for modern men and women.

3) ACCELERATING RETAIL to showcase the full product assortment of the Kenneth Cole brand through Company-owned stores and its e-commerce website and provide customers with an engaging shopping experience.

4) EVOLVING WHOLESALE by working closely with retail partners to leverage the power of our brands across multiple categories and provide targeted assortments that meet the needs of individual retailers.

5) GOING GLOBAL by focusing on increasing penetration in existing markets and selectively entering new territories with high growth potential.

6) BUILDING A WINNING, CONSUMER-DRIVEN CULTURE with an emphasis on building strong talent and improving operating capabilities.

Products

The Company designs, markets, distributes and licenses a broad range of lifestyle products including footwear, apparel and accessories for men, women and children. Footwear, handbags and men's sportswear are developed in-house and all other categories are licensed.

In-House Categories

Footwear: Products include a broad selection of men's, women's, and children's footwear across multiple categories and wear occasions.

Handbags: Handbag collections include a broad range of leather and non-leather styles suitable for multiple end uses.

Sportswear: Assortment includes an extensive collection of men's sportswear including knits, wovens, pants, sweaters, and jackets, as well as a limited assortment of women's ready-to-wear that is sold exclusively through the Company's owned retail stores and website.

Licensed Categories

Working closely with its licensee partners, the Company has been able to extend its brands into a wide variety of categories including jewelry, fragrance, watches, luggage, small leather goods, swimwear, hosiery, eyewear, women's sportswear, men's tailored clothing and neckwear, outerwear, and sleepwear among others.

Brands

The Company has a strong portfolio of well-known and differentiated brands including *Kenneth Cole New York, Kenneth Cole Reaction, Unlisted, Gentle Souls,* and *Le Tigre*. Each of these brands has a distinct positioning and appeals to targeted consumer groups, as described below. The Company believes that further segmentation and development of the brands affords significant growth potential within each of the Company's business segments.

Kenneth Cole New York

Kenneth Cole New York is modern, day-to-night, work-to-weekend fashion for men and women 25 – 44 aspiring to live the metropolitan dream. The collection is designed for a sophisticated, modern consumer looking for accessible designer fashion. *Kenneth Cole New York* has evolved into a full lifestyle collection with broad appeal, and offers a strong balance of fashion-forward styles and core basics across men's and women's footwear, apparel, and accessories. *Kenneth Cole New York* is both aspirational and authentic, offering consumers a glimpse into Kenneth Cole's chic metropolitan lifestyle, and competes with contemporary designer collections generally at bridge price points. As a result of strong brand recognition and a reputation for style, quality and value, the Company believes that *Kenneth Cole New York* is an important resource for better department and specialty stores, both within the United States and internationally. *Kenneth Cole New York* is also sold within the Company's owned retail stores and online at KennethCole.com.

Kenneth Cole Reaction

Kenneth Cole Reaction is a full lifestyle brand that offers cool, casual, modern style with an energetic, downtown sensibility. The brand provides well-priced designer fashion, with unique design details principally to young men and women 18 – 35. *Kenneth Cole Reaction* offers a broad range of men's, women's, and children's footwear, apparel and accessories generally at better price points. The brand emphasizes versatility, contemporary styling, and value, and is ideal for a broad range of wearing occasions including work, weekend, and evenings out. *Kenneth Cole Reaction* is primarily sold in department stores nationwide, in the Company's owned retail stores, online at KennethCole.com, and internationally.

In March 2010 the Company entered into an exclusive relationship with Macy's to market and distribute *Kenneth Cole Reaction* men's sportswear. When it launches in fall 2010, *Kenneth Cole Reaction* sportswear will be sold exclusively at Macy's in 150 stores and expects to ultimately roll out to 550 stores.

Unlisted

The *Unlisted* brand offers trendy, affordable footwear and accessories for young men and women 15 – 25. The *Unlisted* brand provides modern styling at more moderate prices, and enables the Company to target a younger consumer base. The brand offers men's footwear, women's footwear, and women's handbags for a range of casual and dressier occasions, and is primarily sold in mid-tier department stores and national chains.

Gentle Souls

Gentle Souls organic women's footwear combines extraordinary comfort with everyday style for smart, sophisticated women 35 – 50. *Gentle Souls* offers patented comfort technology and high-quality materials across a range of women's footwear for work and everyday wear. *Gentle Souls* is sold at a limited selection of specialty stores, in better department stores, in the Company's owned retail stores and online at KennethCole.com.

Le Tigre

Le Tigre is a preppy, casual lifestyle brand targeting young men and women 18 – 30. The brand offers consumers colorful, retro-inspired, all-American apparel, footwear, and accessories for the weekend and casual workplace. In November 2007, the Company entered into a two and a half year agreement with JC Penney ("JCP") to relaunch the brand within JCP stores. The Company and JCP have mutually agreed not to renew the agreement upon expiration in July 2010. *Le Tigre* is currently distributed through several domestic outlet stores and has select licensed distribution in Asia.

Business Segments

The Company has three business segments, Wholesale, Consumer Direct and Licensing. The table below presents each business segment as a percentage of net revenues:

	For the Year Ended December 31,		
	2009	2008	2007
Wholesale	49%	54%	57%
Consumer Direct	41	37	34
Licensing	10	9	9
Total	100%	100%	100%

Wholesale

The wholesale channel represents roughly half of total net revenues and includes sales to department stores, independent specialty stores, national chains and mass market retailers. The Company continues to reinforce the segmentation of its brands in wholesale by clarifying brand positioning and developing unique product assortments for key retail partners. This segmentation approach provides opportunities to increase market penetration, attract new customers and further enables the Company to address a wider variety of customers' needs, both domestically and internationally. To develop this channel, the Company leverages its aspirational, lifestyle marketing, and works with retail partners to ensure the in-store experience is memorable and engaging. The Company employs a sales force, as well as corporate account specialists, to sell its products and to manage its relationships with its wholesale customers. The Company continues to tightly manage inventory in this channel given current market conditions.

Domestic

The Company's products are distributed to approximately 1,400 wholesale accounts for sale in approximately 5,500 store locations in the United States. The Company markets its branded products to major department stores, such as Macy's and Dillard Department Stores, and upscale specialty retailers, including Bloomingdales and Nordstrom. In addition, the Company sells its products to independent retail stores and footwear chains throughout the country. The Company sells out-of-season branded products and overruns to off-price retailers.

The Company markets its product lines and introduces new styles at separate industry-wide footwear, handbag and apparel tradeshows that occur several times throughout the year in New York, Las Vegas, Milan, Italy and at various domestic regional shows. These tradeshows also afford the Company the opportunity to assess preliminary demand for its products. After each show, the Company's sales force and corporate account specialists visit customers to review the Company's product lines and to secure purchase commitments. The Company's products are also displayed at showrooms in New York as well as in various showrooms of its licensees for their specific product category.

International

The Company commenced international wholesale distribution in 2007. Initially, markets included Germany and Spain. Currently, the Company is partnering with retailers in approximately ten countries in Europe and has expanded to Australia, Malaysia and the Middle East. The Company manages its Canadian footwear and handbag operations from its New York City headquarters with a sales staff and third-party distribution center in Canada. The Company markets its branded products in Canada to independent specialty retailers and large department stores, including Hudson Bay and Sears Canada.

Private Label

The Company designs, develops and sources private label footwear and handbags for selected retailers. These private label customers include major retailers that do not purchase the Company's existing brands. The Company's private label business requires minimal overhead and capital because the Company does not typically incur any costs related to importing, shipping or warehousing of inventory, all of which are usually borne by the private label customer.

Consumer Direct

The Company's Consumer Direct segment, which operates full-priced retail stores and outlets, as well as e-commerce ("Internet"), affords significant growth potential and provides the ability to control the retail and brand experience for consumers. Retail stores and the e-commerce site provide a showcase for the brand, typically carrying a full lifestyle assortment of footwear, apparel, and accessories for both men and women. The Company believes that the Consumer Direct segment increases awareness of the Company's brands, reinforces the Company's image, and builds brand equity.

As of December 31, 2009, the Company operated 110 full-priced retail stores and outlets as compared to 96 stores as of December 31, 2008.

Retail Operations

The Company continues to pursue opportunities to optimize its retail operations through select store openings, closings, and right-sizings. At December 31, 2009, the Company operated 38 *Kenneth Cole* full-priced retail stores, 68 outlet stores under the *Kenneth Cole* name and 4 outlet stores under the *Le Tigre* name. The Company opened nineteen outlets in 2009, including fifteen under the *Kenneth Cole* name and four under the *Le Tigre* name. In addition, the Company closed five full-priced retail stores in 2009, down-sized or relocated five full-priced retail stores, and is evaluating additional store changes in 2010.

A portion of the products sold in the Company's full-priced retail stores are sourced exclusively for those stores to differentiate the product mix from that of its wholesale customers. Similarly, a portion of the products sold in outlets are sourced exclusively for those stores to differentiate their product mix from that of full-priced retail stores and wholesale customers, and to enhance merchandising and improve gross margins.

To drive real estate productivity in all of its stores, the Company is focused on enhanced merchandising and assortments, improving the price-value of its products, creating a memorable and engaging customer experience, maximizing conversion opportunities, and improving core processes including inventory planning and fulfillment. The Company believes that its retail stores represent an opportunity for future revenue and earnings growth.

Internet

The Company maintains a website to provide information regarding the Company and its products, as well as to conduct online business. The Company believes that its website not only serves as an alternative distribution channel and source of incremental revenue, but is also a key communications vehicle to build brand equity, raise consumer awareness, and drive traffic to Kenneth Cole retail stores and the stores of wholesale partners. The Company continues to invest in enhancing its website, *www.kennethcole.com,* to improve navigation, visual presentation, and the overall customer experience.

The Company also maintains two toll-free telephone numbers (1-800-KEN-COLE and 1-800-UNLISTED), which provide customer service and answers to product-related questions. In July 2008, the Company outsourced customer care, fulfillment and website functionality responsibilities related to its internet business to a third party that provides direct-to-customer e-commerce services.

Licensing

The Company believes its strategic licensing relationships are essential to the growth of the Company both domestically and abroad. Many of the existing licensee businesses are still relatively small in their individual product classifications and the Company believes they hold growth potential. The Company chooses its licensing partners with care, considering many factors, including the strength of their design, sourcing and distribution abilities, thereby attempting to maintain the same value and style that *Kenneth Cole* customers have come to expect.

Domestic Licensing

The strength of the Company's brands, *Kenneth Cole New York, Kenneth Cole Reaction, Unlisted,* and *Le Tigre* provides opportunities, through licensing agreements, to expand into new product categories and broaden existing distribution channels. The Company views its licensing agreements as a vehicle to meet the needs of consumers without compromising on price, value or style. The Company considers entering into licensing and distribution agreements with respect to certain products if such agreements provide more effective design, sourcing, marketing and distribution of such products than could be achieved internally. The Company continues to pursue opportunities in new product categories that it believes to be complementary to its existing product lines.

Licensees range from medium-sized manufacturers to companies that are among the industry leaders in their respective product categories. The Company selects licensees that it believes can produce and service quality fashion products consistent with the *Kenneth Cole New York, Kenneth Cole Reaction, Unlisted, and Le Tigre* brand images.

The Company communicates its design direction and coordinates all marketing efforts with its licensees. The Company generally grants licenses for three to five year terms with renewal options, limits licensees to certain territorial rights and retains the right to terminate the licenses if certain specified sales levels are not attained. Each license provides the Company with the right to review, inspect and approve all product designs and quality and approve any use of its trademarks in packaging, distribution, advertising and marketing. The Company plans to continue to draw upon the creative strength of its founder, Kenneth D. Cole, and its design team, as well as its marketing resources to ensure brand integrity with its licensing partners.

The following table summarizes the Company's product categories being retailed under its licensing agreements at the end of 2009 for the *Kenneth Cole New York, Kenneth Cole Reaction, Unlisted* and *Le Tigre* brands:

Product Category	*Kenneth Cole New York*	*Kenneth Cole Reaction*	*Unlisted*	*Le Tigre*
Men's Tailored Clothing	X	X		
Men's Sportswear				X
Men's Outerwear	X	X		
Men's Underwear	X	X		
Men's Neckwear	X	X		
Men's Dress Shirts	X	X		
Men's Casual Pants		X		
Men's Small Leather Goods	X	X		
Men's Belts	X	X		
Men's Socks	X	X	X	
Men's Jewelry	X	X		
Men's Luggage/Briefcases	X	X		
Women's Apparel	X	X	X	X
Women's Outerwear	X	X		
Women's Underwear			X	
Women's Small Leather Goods	X	X	X	
Women's Jewelry	X			
Women's Swimwear	X	X		
Women's Luggage/Briefcases	X			
Men's/Women's Sleepwear		X	X	
Men's/Women's Watches	X	X	X	X
Men's/Women's Optical Frames	X	X		
Men's/Women's Sunglasses	X	X		X
Men's/Women's Fragrances	X	X		
Children's Apparel		X		X

The Company's licensees of the *Kenneth Cole New York, Kenneth Cole Reaction,* and *Unlisted* brands are required to contribute to the Company a percentage of their net sales of licensed products, subject to minimum amounts, for the ongoing marketing of the *Kenneth Cole* brands.

The Company currently has a corporate gift program, whereby corporate customers are sold *Kenneth Cole* items for award and recognition programs. During 2008, the Company licensed this operation to a third party provider. Orders are drop-shipped from the Company's licensees or its warehouses. The Company believes this is another avenue to enhance customer awareness and strengthen market position of its various brands.

International Licensing

At December 31, 2009, the Company, through its licensees, operated 70 freestanding stores and 40 shop-in-shops around the world. In 2009, the Company's international licensees opened five freestanding stores and eight shop-in-shops in the Asian and Latin American markets as well as executed an agreement with a licensee in Turkey. In addition, *Le Tigre* was launched in Taiwan and the Company expects further expansion into Asia and Latin America.

The Company sells its products through distributors and licensees to wholesale customers and direct retailers in international markets including Canada, Mexico, South America, Latin America, the Caribbean Islands, Europe, the Middle East, and Asia. The Company is also committed to expanding its product classifications internationally to leverage the capabilities of its licensing partners, particularly in watches, fragrance and eyewear.

The Company's Latin American licensee agreement covers Mexico, Latin America, South America and the Caribbean, with the exception of Brazil, Argentina and Uruguay. Currently, the Company's licensee operates 44 stores and various shop-in-shops in this region. Within the Middle East and Asia, the Company's licensees maintain 26 retail stores and numerous shop-in-shops at local department stores. The stores are located in the United Arab Emirates, Israel, Bahrain, Kuwait, Oman, the Philippines, Thailand and Taiwan. In Europe, the Company's licensee sells footwear to department stores within the United Kingdom and has also entered into an exclusive arrangement with a leading department store to sell men's tailored clothing, apparel, dress shirts and neckwear, as well as women's apparel and accessories in the United Kingdom. In spring 2010, the Company plans to open two new freestanding stores with its licensing partner in Turkey. In Canada, the Company also continues to sell and market its products through its licensing partners excluding footwear and handbags which is distributed directly by the Company.

The Company is planning the expansion of its international licensing programs as a means of developing a truly global brand, and believes that international markets represent an opportunity for future revenue and profit growth. The Company believes its international licensing partners will play a critical role in its go forward strategy, and takes significant care to align itself with viable business partners around the world.

Design

Kenneth D. Cole founded Kenneth Cole Productions in 1982, and today is the Company's Chairman and Chief Creative Officer. The Company's success is largely attributed to Mr. Cole's creative vision, from footwear, fashion and accessory design, to his marketing and advertising prowess. He remains actively involved in driving the creative vision of the Company, including the design of all product categories and brands. In 2009, Mr. Cole hired the Company's first Creative Director to oversee product design on a daily basis, including managing a team of in-house designers as well as directing external licensees. Reporting into Mr. Cole, the Company's new Creative Director is charged with creating compelling and cohesive lifestyle collections for modern men and women that satisfy their wardrobing needs from day-to-night and work-to-weekend.

Great product is essential to the Company's success. The Company's design team dedicates time to monitoring fashion trends to ensure the collections are always modern and relevant. Select members of the design team travel globally to assess fashion trends in Europe, the United States and Asia, while searching for new inspiration. The team also partners with the internal merchandising team and external retail partners to stay aware of constantly shifting consumer preferences.

In order to reduce the impact of changes in fashion trends on the Company's product sales and to increase the Company's profitability, in 2009 the Company modified its product assortments to provide a more balanced mix of core and fashion items. The Company shifted its assortment strategy so that core product is now roughly half of the mix. It also introduced a number of products to address more casual wear occasions and initiated good, better, best pricing tiers to capture opening price points while maintaining high fashion content at the top of the pyramid. With a greater assortment of core, season-less styles the Company is able to capitalize on retailers' strategies to maintain and reorder these styles throughout the year, primarily through electronic data interchange ("EDI").

Product innovation has also been a key area of focus for the Company in 2009. The Company has been reinventing its business classification by classification, with the first major initiative being the re-launch of *Kenneth Cole New York* ladies footwear, featuring its patented "9-2-5" comfort technology. The Company re-engineered the comfort technology from its *Gentle Souls* footwear brand into attractive high-heeled shoes, which is a classification of women's footwear that until now has never been able to be made truly comfortable. This re-launch has generated excitement across the entire business.

Sourcing

The Company does not own or operate any manufacturing facilities. Instead, it sources its branded and private label products directly or indirectly through independently-owned manufacturers primarily in Italy and China, among other European and Asian locations. The Company maintains an office in Dongguan, China and has long-standing relationships with several independent buying agents to monitor the production, quality and timely distribution of the Company's products from its manufacturers. In 2009, the Company hired a Chief Supply Chain Officer to oversee these operations while focusing on cost-effective sourcing, quality, margin and speed-to-market initiatives.

The Company believes it has sufficient manufacturing sources available to meet its current and future production requirements in the event the Company is required to change current manufacturers or current manufacturers are unavailable to fulfill the Company's production needs however, there can be no assurance that, in the event the Company is required to change its current manufacturers, alternative suppliers will be available on terms comparable to the Company's existing arrangements.

In advance of the fall and spring selling seasons, the Company works with its manufacturers to develop product prototypes for industry tradeshows. During this process, the Company works with the manufacturers to determine production costs, materials, break-even quantities and component requirements for new styles. Based on indications from the tradeshows and initial purchasing commitments from wholesalers, the Company will place production orders with the manufacturers. In addition, the Company has initiated a "test and react," program whereby prototypes are rushed to its own retail stores immediately after completion to determine initial consumer response and purchase behavior. Successful styles are used to adjust factory production and line development prior to initial season shipping.

As a result of the need to maintain in-stock inventory positions, the Company places manufacturing orders for open stock and certain fashion products prior to receiving firm commitments from its customers. Once an order has been placed, the manufacturing and delivery time ranges from three weeks to four months depending on whether the product is new or is currently in production. Throughout the production process, the Company monitors product quality through inspections at both the factories and upon receipt at its warehouses. To control inventory levels, the Company monitors sell-through data on a weekly basis and seeks input on product demand from wholesale customers and its retail stores to adjust production as needed.

Advertising and Marketing

The Company believes that marketing and advertising have been integral in establishing the Kenneth Cole brand over the past 26 years, and are an essential part of its long-term growth strategy. The Company also believes that its advertising campaigns have differentiated and enhanced the brands, and that its unique social voice has brought the Company global recognition for its timely focus on current events and social issues.

In 2009, the Company's campaigns evolved to more clearly communicate its fashion identity while retaining its unique social voice. The campaigns have become aspirational and fashion focused, featuring a selection of stylish products for men and women that broaden the Company's lifestyle appeal. The Company believes the creative concepts clearly depict its position as the quintessential metropolitan lifestyle brand for modern men and women who are confident, clever and cool.

To best reach today's sophisticated audience, the Company employs a comprehensive marketing strategy, including a strong focus on media, public relations and channel marketing. The Company's media strategy includes a traditional print and outdoor advertising plan as well as internet and new media initiatives. The year 2009 marked the brand's foray into social networking with the launch of Kenneth Cole Facebook and Twitter communities, which are actively engaging a rapidly growing group of followers and strengthening the Company's connection with its consumer. In addition, the Company believes public relations programs including feature stories, fashion editorial coverage, special events, and personal appearances by Kenneth D. Cole further enhance the Company's brand awareness and equity.

In order to continue to strengthen brand awareness, grow its consumer base, and increase sales of its products, the Company actively develops marketing programs for its Consumer Direct channels and Wholesale partners. The Company's marketing strategies expanded in 2009 to include targeted direct mail and mass e-mail campaigns, in-store and online events, compelling windows and in-store environments, signage and cash wrap programs, and cooperative advertising, each of which feature a variety of branded products marketed by the Company and its licensees. In 2009, the Company increased its consistency of messaging by aligning the campaigns across all channels, geographies, and media, which it believes has been instrumental in capturing greater share of mind. As a result of these efforts, the Company believes that there is a more unified focus, strong synergy and consistency in all of the Company's communications.

An additional aspect of the Company's marketing efforts is the creation and placement of branded enhancements and shop-in-shops in key department and specialty store locations. These focus areas are achieved through the placement of branded fixtures, point of purchase displays, logos and graphics, and create an environment that is consistent with the Company's image. The Company believes that these in-store enhancements enable the retailer to display and stock a greater volume of the Company's products per square foot of retail space, and encourage longer-term commitment by retailers to the Company's products while heightening consumer brand awareness.

Another important component of the Company's marketing strategy is its "Awearness" initiative. Heavily promoted in 2008 with the publication of the "Awearness" book, "Awearness" is a philanthropic, not-for-profit organization that inspires social change and encourages everyone to do good while looking good. The Company believes the initiative differentiates and enhances the Kenneth Cole brand, while heightening awareness of the Company, its brands, products and social issues.

The Company utilizes its in-house staff for marketing, advertising and public relations efforts, enabling the Company to maintain the integrity of its brands. It utilizes outside advertising agencies periodically to assist in the development of creative campaigns as well as outside public relations and marketing firms to coordinate its international efforts. The majority of the Company's licensees are required to contribute to the Company a percentage of their net sales of licensed products, subject to minimums, for the advertising and promotion of the image of the Company's brands.

Distribution

To facilitate distribution, the Company's products are inspected, bar coded, packed and shipped from manufacturers by ocean or air to the Company's distribution facilities located in the United States and Canada. The Company utilizes fully-integrated information systems and bar code technology to facilitate the receipt, processing and distribution of products through third-party warehouse distribution centers. The products are then shipped to the Company's wholesale and direct customers either in predetermined sizes, in case packs or under its open stock program. The Company's open stock program allows its wholesale customers to reorder, typically via EDI, core basic styles in a range of colors and sizes as well as many fashion styles, for immediate shipment. While the open stock program requires an increased investment in inventories, the Company believes this program is an important service for its wholesale customers by allowing them to manage inventory levels more effectively. The Company expects that affording customers improved flexibility in ordering specific stock keeping units ("SKUs") in smaller quantities will ultimately reduce the incidence of markdowns and allowances.

The Company has capitalized on its centralized distribution facilities to provide additional support to its retail store operations on daily shipments of footwear, handbags and apparel to improve speed to market. The Company's EDI program is also used to re-supply its retail stores on a variety of products, thereby enhancing its service to the Company's retail operations through improved inventory management and customer response. To facilitate distribution, the Company has third-party public warehouses located on both the east and west coasts of the United States, as well as in Canada, to accommodate merchandise imported from Asia, Europe and South America. The Company uses a third-party internet service provider to handle distribution and warehousing as part of the fulfillment agreement, while the Company supplies merchandise to the provider based on customer demand.

Information Technologies

The Company believes that sophisticated information systems are essential to maintain its competitive position and to support continued growth. The Company's management information systems were designed to provide, among other things, comprehensive order processing, production, accounting and management information for the sourcing, importing, distribution and marketing aspects of the Company's business. The Company continues to update and enhance its distribution and financial systems with newer technology that offers greater functionality and reporting capabilities. The Company also utilizes an EDI system that provides a computer link between the Company and many of its wholesale customers, as well as its retail operations, that enable the Company to receive online orders and to accumulate sales information on its products shipped to its wholesale customers, retail stores and internet customers. The Company's EDI system also improves the efficiency of responding to customer needs and allows both the customer and the Company to monitor purchases, shipments and invoicing. In its retail stores, the Company uses point-of-sale registers to capture sales data, track inventories, monitor traffic and generate EDI replenishment orders.

The Company regularly evaluates the adequacy of its information technologies and upgrades such systems to support its growth. The Company has a software license agreement with SAP America, Inc. ("SAP") and implemented an integrated business platform, using SAP software products, across the Company's full-priced retail stores and Company Stores. The Company believes that continuous upgrading and enhancements to its management information systems to support growth and expansion, in both its internal systems and in systems of third parties, is vital in protecting the Company's financial condition and its operations. In 2008, the Company outsourced website responsibilities, customer care, and fulfillment to GSI. The GSI e-commerce platform improved functionality and was interfaced with the Company's SAP retail store system.

Trademarks

The Company, through its wholly-owned subsidiary, Kenneth Cole Productions (LIC), LLC, owns federal registrations for its principal trademarks *Kenneth Cole, Kenneth Cole New York, Kenneth Cole Reaction, Reaction,* and *Unlisted* as well as several other ancillary and derivative trademarks. Also, the subsidiary owns the *Le Tigre* trademark and other intellectual property associated with the *Le Tigre* brand and the *Gentle Souls* trademark, patent, certain other trade secrets and proprietary processes, and other intellectual property associated with the *Gentle Souls* brand. Each of the federal registrations is currently in full force and effect. In addition, the Company has several federal applications pending in the United States Patent and Trademark office for trademarks and service marks. Moreover, the Company continues to expand its current international registrations in numerous countries throughout the world. The Company regards its trademarks and other proprietary rights as valuable assets in the marketing and distribution of its products, and fully intends to maintain, renew and protect the registrations, where appropriate and consistent with pertinent law, as well as vigorously defend all of its trademarks against infringements.

Competition

Competition in the footwear, handbag and apparel industries is intense and these product classifications are subject to rapidly changing consumer demands. The Company competes with numerous designers, brands and manufacturers of footwear, handbags, apparel and accessories, some of which are larger, have achieved greater recognition for their brand names, have captured greater market share and/or have substantially greater financial, distribution, marketing and other resources than the Company. The Company also competes for the limited shelf-space available for the display of its products to consumers, and the Company's licensed apparel and accessories also compete with a substantial number of designer and non-designer brands. Moreover, the general availability of contract manufacturing capacity allows access by new market entrants. The Company believes the success of its business depends on its ability to stimulate and respond to changing consumer preferences by producing innovative and attractive products, brands and marketing, while remaining competitive in quality and price.

Foreign Operations

The Company's business is subject to the risks of doing business abroad, such as fluctuations in currency exchange rates, local market conditions, labor unrest, political instability, actions of a public enemy, military or other government intervention, priorities, restrictions or allocations and the imposition of additional regulations relating to imports, including quotas, duties or taxes and other charges on imports. There can be no assurance that these factors will not have a material adverse effect on the Company's operations in the future.

In order to reduce the risk of exchange rate fluctuations, the Company may enter into forward exchange contracts to protect the future purchase price of inventory denominated in foreign currencies. These foreign currency forward exchange contracts are used to reduce the Company's exposure to changes in foreign exchange rates and are not held for the purpose of trading or speculation.

Import Restrictions

Although most of the goods sourced by the Company are not currently subject to quotas, countries in which the Company's products are manufactured may, from time to time, impose new or adjust prevailing quotas or other restrictions on exported products. In addition, the United States may impose new duties, tariffs and other restrictions on imported products, any of which could have a material adverse effect on the Company's operations and its ability to import its products at current or increased quantity levels. In accordance with the Harmonized Tariff Schedule, a fixed duty structure in effect for the United States, the Company pays import duties on its products. The majority of its products have import duties that primarily fall within a range of approximately 6% to 37.5%, depending on the category and the principal component of the product. Other restrictions on the importation of footwear, apparel, and other products are periodically considered by the United States government and no assurance can be given that tariffs or duties on the Company's goods may not be raised, resulting in higher costs to the Company, or that import quotas restricting such goods may not be imposed or made more restrictive.

Seasonality

The Company's products are marketed primarily for fall and spring seasons, with slightly higher volume of wholesale products sold during the first and third quarters. The Company's retail business follows the general seasonal trends that are characteristic of the retail industry, with sales and earnings highest in the fourth quarter and weakest in the first quarter. Because the timing of wholesale shipments of products for any season may vary from year to year and retail's highest sales and earnings are in the fourth quarter, the results for any one quarter may not be indicative of the results for the full year. In 2008, the fourth quarter results were significantly impacted by the severe deterioration in the economy during the quarter, which negatively impacted the Company's fourth quarter and full year results, and carried into the first half of 2009.

Customers

The Company's department store customers include major United States retailers, several of which are under common ownership. In 2009 and 2008, the Company had no customer or group under common ownership account for more than 10% of consolidated sales. The Company's ten largest customers represented 36.7% and 39.0% of the Company's net sales for the years ended December 31, 2009 and 2008, respectively.

Backlog

The Company had unfilled wholesale customer orders, excluding discontinued businesses, through the end of the second quarter of $51.6 million and $49.4 million as of February 27, 2010 and 2009, respectively. The Company's backlog at a particular time is affected by a number of factors, including seasonality, timing of market weeks and wholesale customer purchases of its core products through the Company's open stock program. Accordingly, a comparison of backlog from period to period may not be indicative of eventual shipments.

Sales Returns and Allowances

The Company's chargebacks for deductions taken by its customers for returns, discounts and allowances as well as potential future customer deductions is significant to its operations. The Company reserves against known chargebacks as well as potential future customer deductions based on a combination of historical activity and current market conditions. Actual results may differ from these estimates under different assumptions or conditions, which may have a significant impact on the Company's results.

Employees

At December 31, 2009, the Company had approximately 1,900 employees (which include approximately 1,100 part-time employees), none of whom are covered under a collective bargaining agreement. The Company considers its relationship with its employees to be satisfactory.

Executive Officers and Directors

Name	Age	Present Position
Kenneth D. Cole	55	Chairman of the Board of Directors and Chief Creative Officer
Jill Granoff	47	Chief Executive Officer
David P. Edelman	48	Chief Financial Officer and Treasurer
Michael F. Colosi	44	Senior Vice President and General Counsel and Corporate Secretary
Peter Charles	45	Chief Supply Chain Officer
Jeffrey Cohen	56	President of Consumer Direct
Michael DeVirgilio	41	President of Licensing and International
Danesha Dixon Smith	37	Senior Vice President, Human Resources
Kristen Dykstra	38	Senior Vice President, Chief Marketing Officer
Douglas Jakubowski	46	Chief Merchandising Officer
Chris Nakatani	46	President of Wholesale
Ingo Wilts	44	Senior Vice President, Creative Director
Michael J. Blitzer	60	Director
Martin E. Franklin	45	Director
Robert C. Grayson	64	Director
Denis F. Kelly	60	Director
Philip R. Peller	70	Director

Kenneth D. Cole has served as the Company's Chairman of the Board since its inception in 1982 and was also President until February 2002 and Chief Executive Officer until May 2008. Prior to founding Kenneth Cole Productions, Inc., Mr. Cole was a founder and, from 1976 through 1982, a senior executive of El Greco, Inc., a shoe manufacturing and design company which manufactured Candies women's shoes. Mr. Cole is the Chairman of the Board of Directors of the Foundation for AIDS Research ("amfAR"). In addition, he is on the Board of Trustees of the Sundance Institute and the Council of Fashion Designers of America.

Jill Granoff joined the Company as its Chief Executive Officer in May 2008. Ms. Granoff was previously Executive Vice President of Liz Claiborne Inc. ("Liz Claiborne") where she had global responsibility for Juicy Couture, Lucky Brand Jeans, Kate Spade and its Outlet and E-Commerce businesses. Prior to joining Liz Claiborne, Ms. Granoff was President and Chief Operating Officer of Victoria Secret Beauty, a division of Limited Brands, where she worked from 1999 to 2006. From 1990 to 1999, Ms. Granoff held various executive positions at The Estee Lauder Companies. Ms. Granoff is a member of the Board of Governors of Cosmetic Executive Women and The Women's Forum.

David P. Edelman was appointed as the Chief Financial Officer in July 2004. He joined the Company in January 1995 and served as the Company's Senior Vice President of Finance since April 2000. Before joining the Company, Mr. Edelman was Chief Financial Officer of a women's suit wholesaler, and he was employed for 10 years as a Certified Public Accountant with Ernst & Young ("E&Y") in various specialty groups including E&Y's National Consulting Office and its Retail and Apparel Audit Group. Mr. Edelman serves on the Board of Directors of the American Apparel and Footwear Association.

Michael F. Colosi has been the Company's Senior Vice President, General Counsel and Corporate Secretary since March 2007. Mr. Colosi previously served as Corporate Vice President and General Counsel for the Company from July 2000 to February 2007 and as Corporate Secretary since July 2004. Prior to joining the Company, Mr. Colosi was the Associate General Counsel and Assistant Secretary for The Warnaco Group, Inc. from 1996 to 2000. After clerking for Judge J. Edward Lumbard of the U.S. Court of Appeals for the Second Circuit, he was associated with major law firms from 1992 to 1996.

Peter J. Charles joined the Company as its Chief Supply Chain Officer in August 2009. Mr. Charles was previously Executive Vice President of Sourcing and Production at The Nine West Footwear Group where he was responsible for a portfolio of over 15 brands such as Nine West, Anne Klein, Enzo Angiolini, Joan and David and 9&Co. Prior to The Nine West Footwear Group, Mr. Charles spent eight years at The Striderite Corporation in the role of Senior Vice President and General Manager for Striderite Sourcing International. Prior to The Striderite Corporation, Mr. Charles worked for The Timberland Company in the role of Vice President of Footwear Sourcing. From 1985 to 1996, Mr. Charles held various leadership positions at Clarks Shoes.

Jeffrey Cohen was named President of Consumer Direct in March 2008. He joined the Company as Divisional President of Company Stores in October 2006. Previously, he served as President of Retail at Calvin Klein, Inc., Guess? and Ecko Unlimited. Mr. Cohen served as President of Retail at Tommy Hilfiger, Inc. from 1993 to 2000. Prior to 1993, Mr. Cohen served as President of Retail with Polo Ralph Lauren ("Polo") and held other executive positions during his ten years with Polo.

Michael DeVirgilio was named President of Licensing and International in February 2009. Mr. DeVirgilio previously served as Executive Vice President of Business Development from January 2006 to February 2009. He served as Senior Vice President of Licensing from May 2005 to January 2006. Prior to that, he served as Corporate Vice President of Licensing and Design Services from March 2002 to May 2005. From 1999 to 2001, Mr. DeVirgilio served as Divisional Vice President of Licensing. Mr. DeVirgilio joined the Company as Director of Licensing in 1997. Prior to joining the Company, Mr. DeVirgilio was Director of Merchandising for the Joseph & Feiss Company (a division of Hugo Boss, USA).

Danesha Dixon Smith joined the Company as Senior Vice President of Human Resources in October 2008. She previously worked at Liz Claiborne, Inc. in positions of increasing responsibility culminating in her appointment as Senior Vice President, Human Resources. From April 2005 to April 2007, Ms. Smith was the Vice President of Human Resources at Cendant Corporation where she worked in the company's real estate division. Ms. Smith also held numerous leadership positions at the Home Depot.

Kristen Dykstra joined the Company as Senior Vice President, Chief Marketing Officer in August 2008. Ms. Dykstra was previously employed by BCBG Max Azria Group, Inc. from October 1997 to July 2008, where she most recently served as Senior Vice President of Global Marketing and Public Relations. Prior to BCBG, Ms. Dykstra worked at various public relations and advertising agencies including Orsi Public Relations and Lord Dentsu & Partners, a division of Young & Rubicam.

Douglas Jakubowski was named Chief Merchandising Officer in February 2009. Mr. Jakubowski previously served as Divisional President – Apparel and Corporate Relations from October 2007 to February 2009. He previously served as President of the *Kenneth Cole Reaction* brand and Senior Vice President of *Reaction* from July 2005 to October 2007. Prior to joining the Company, Mr. Jakubowski served as President of Perry Ellis Menswear from 2003 to 2005. From 1997 to 2003, he served as Executive Vice President of Merchandising and Design for Perry Ellis Sportswear. Prior to joining Perry Ellis, Mr. Jakubowski held various management positions including Vice President of Sales and Marketing at International News, and Director of Marketing and Sales at Koral Industries.

Chris Nakatani joined the Company as President of Wholesale in March 2009. Mr. Nakatani was most recently employed with Perry Ellis International where he was the Corporate EVP Strategic Planning, responsible for three separate wholesale divisions. From 1998 to 2006, Mr. Nakatani was employed by Tommy Hilfiger in roles of increasing responsibility including his last position as President of Sales & Planning. Prior to Tommy Hilfiger, Mr. Nakatani was employed by Polo Ralph Lauren from 1989 to 1998 where he served in roles of increasing responsibility including those in sales and merchandising. He started his career at Nordstrom.

Ingo Wilts joined the Company as its Senior Vice President, Creative Director in August 2009. Mr. Wilts was most recently employed with Hugo Boss, where he spent nine years in roles of increasing responsibility. He was most recently the SVP, Creative Director for BOSS Black, BOSS Green, and the luxury brand BOSS Selection. Mr. Wilts had oversight responsibility for all men's and women's product categories, including apparel, footwear, and accessories. In addition, he oversaw all brand image efforts for all channels of communication and store visual merchandising. Prior to joining Hugo Boss, Mr. Wilts was the Designer of men's sportswear at Joop!. He has additionally held various design positions at Miltenberger where he worked on the Lagerfeld and Daniel Hecter brands.

Michael J. Blitzer is a Principal of Portsmouth Partners, LLC, an advisory firm that provides operational and strategic services to private equity groups that focus on retail, wholesale and consumer industries since 2005. Previously, Mr. Blitzer served as the Vice Chairman of Phillips-Van Heusen Corporation, one of the world's largest apparel companies, from September 1997 until he retired in November 2002. Mr. Blitzer spent over 30 years at Phillips-Van Heusen Corporation and at Macy's in various executive merchandising positions in Women's and Menswear, Accessories and Footwear. Mr. Blitzer has also worked with a variety of companies in both apparel and accessories including Neiman Group and Liz Claiborne Inc. Mr. Blitzer has served on the boards of Kate Spade,

LLC, Charlotte Russe Holdings, Inc. and LeSportsac Inc. and currently serves on the boards of Intermix LLC, and Modell's Sporting Goods.

Martin E. Franklin has served as the Chairman and Chief Executive Officer of Jarden Corporation since 2001. Previously Mr. Franklin served as Executive Chairman of Bollé Inc. from 1997 to 2000. He also held the position of Chairman and CEO of Lumen Technologies, Inc. from 1996 to 1998, and its predecessor, Benson Eyecare Corporation, from 1992 to 1996. Mr. Franklin has served as the Chairman of Liberty Acquisitions Holdings, Corp since 2007. He also serves on the Board of Directors of GLG Partners, Inc.

Robert C. Grayson is the founder of Robert C. Grayson & Associates (d.b.a. The Grayson Company), a broad-based consulting practice for the consumer goods sector. From 1992 to 1996, Mr. Grayson served initially as an outside consultant to Tommy Hilfiger Corp., a wholesaler and retailer of men's sportswear and boyswear, and later accepted titles of Chairman of Tommy Hilfiger Retail, Inc. and Vice Chairman of Tommy Hilfiger Corp. From 1970 to 1992, Mr. Grayson served in various capacities for Limited Inc., including President and CEO of Lerner New York from 1985 to 1992, and President and CEO of Limited Stores from 1982 to 1985. He also serves as a director of St. John Knits, Lillian August Inc., U-Food, and Stax Incorporated.

Denis F. Kelly is a Managing Partner of Scura, Rise & Partners, LLC as well as Chairman of Ashburn Hill Corp, a manufacturer of fire resistant (FR) garments. From July 1993 to December 2000, Mr. Kelly was the head of the Mergers and Acquisitions Department at Prudential Securities Incorporated. From 1991 to 1993, Mr. Kelly was President of Denbrook Capital Corp., a merchant-banking firm. Mr. Kelly was at Merrill Lynch from 1980 to 1991, where he served as Managing Director, Mergers & Acquisitions from 1984 to 1986, and then as a Managing Director, Merchant Banking, from 1986 to 1991. Mr. Kelly is a director of MSC Industrial Direct, Inc.

Philip R. Peller was employed by Arthur Andersen LLP for 39 years. Prior to his retirement from Arthur Andersen in 1999, he served as Managing Partner of Practice Protection and Partner Matters for Andersen Worldwide SC, the coordinating entity for the activities of Arthur Andersen and Andersen Consulting, from 1996 to 1999. Prior to that appointment, Mr. Peller served as the Managing Director - Quality, Risk Management and Professional Competence for the worldwide audit practice. Mr. Peller joined Arthur Andersen in 1960 and was promoted to Audit Partner in 1970. Mr. Peller is a Certified Public Accountant. Mr. Peller is currently a member of the Board of Directors and Chair of the Audit Committee of MSC Industrial Direct Co., Inc. and serves as a consultant to other companies.

Available Information

The Company files its annual, quarterly and current reports and other information with the SEC. The certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to the annual and quarterly reports on Form 10-K and Form 10-Q, respectively. In addition, the Company has provided the annual certification to the New York Stock Exchange. The Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge in the "Investor" section under the subheading "About Us" on the Company's website, *www.kennethcole.com*. These reports, and any amendments to these reports, are made available on the Company's website as soon as reasonably practicable after such reports are filed with or furnished to the SEC. The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding the Company, which is available at http://www.sec.gov.

In addition, the Company's website, *www.kennethcole.com*, includes, free of charge, items related to corporate governance matters, including the Company's Corporate Governance Guidelines, charters of various committees of the Company's Board of Directors and the Company's Code of Business Conduct and Ethics applicable to employees, officers and directors. A printed copy of the Company's Form 10-K, Corporate Governance Guidelines and Code of Business Conduct and Ethics is available without charge by sending a written request to: Investor Relations, Kenneth Cole Productions, Inc., 400 Plaza Drive, 3rd Floor, Secaucus, NJ 07094.

Item 1A. Risk Factors

The Company operates in a changing environment that involves numerous known risks and uncertainties that could materially adversely affect its operations. The risks described below highlight some of the factors that have affected and in the future could affect the Company's operations. Additional risks that the Company does not yet know of or that it currently thinks are immaterial may also affect business operations. If any of the events or circumstances described below actually occurs, the Company's business, financial condition or results of operations could be materially adversely impacted.

The Company may not be able to respond to changing fashion and consumer demands in a timely manner.

The footwear, apparel and accessory industries are subject to changing consumer demands and fashion trends. The Company believes that its success depends in large part upon its ability to identify and interpret fashion trends and to anticipate and respond to such trends in a timely manner. The Company has generally been successful in this regard but there can be no assurance that the Company will be able to continue to meet changing consumer demands or to develop successful styles in the future. If the Company misjudges the market for a particular product or product line, it may result in an increased inventory of unsold and outdated finished goods, which may have an adverse effect on the Company's financial condition and results of operations. In addition, any failure by the Company to identify or respond to changing demands and trends could, in the long term, adversely affect consumer acceptance of the Company's brand names, which may have an adverse effect on the Company's business and prospects.

The Company intends to market additional lines of footwear, apparel and fashion accessories in the future. As is typical with new products, demand and market acceptance for any new products introduced by the Company will be subject to uncertainty. Achieving market acceptance for each of these products may require substantial marketing efforts and the expenditure of significant funds to create customer demand. There can be no assurance that the Company's marketing effort will successfully generate sales or that the Company will have the funds necessary to undertake such an effort.

The Company's sales are influenced by general economic cycles and the current economic situation.

Footwear, apparel and accessories are cyclical industries dependent upon the overall level of consumer spending. The Company's wholesale customers may anticipate and respond to adverse changes in economic conditions and uncertainty by reducing inventories and canceling orders. As a result, any of the following could reduce the Company's sales and adversely affect its business and financial condition: continued adverse general economic conditions, consumer confidence and spending levels, consumer credit availability, global factory production, commercial real estate market conditions, or credit market conditions, or a substantial deterioration in any of these; a substantial increase in fuel and energy costs, unemployment, or interest rates; and any adverse acts of nature or political events.

The current economic situation is having a significant negative impact on businesses around the world, including some of the Company's customers, suppliers and licensees. Although the Company believes that its cash position will provide it with liquidity sufficient to endure the current environment, the impact of current market conditions on the Company's major customers, suppliers and licensees cannot be predicted and may be severe. The inability of major manufacturers to ship products could impair the Company's ability to meet the delivery date requirements of the Company's customers. A disruption in the ability of the Company's significant customers and licensees to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their future orders of the Company's products and the inability or failure on their part to meet their payment obligations to the Company, any of which could have a material adverse effect on the Company's results of operations. Additionally, consumer demand for the Company's merchandise has been impacted by consumer confidence and other economic factors currently impacting consumer spending behavior. Furthermore, the Company derives a relatively insignificant portion of its sales from international markets, which enhances its exposure to domestic economic conditions.

The footwear, apparel and accessory industries are highly competitive. Any increased competition could result in reduced sales or margins.

Competition in the footwear, apparel and accessory industries is intense. The Company's products compete with other branded products within their product categories as well as with private label products sold by retailers, including some of the Company's customers. To varying degrees, depending on the product category involved, the

Company competes on the basis of style, price, quality, comfort and brand prestige and recognition, among other considerations. The Company also competes with numerous manufacturers, importers and distributors of footwear, apparel and accessories for the limited shelf space available for the display of such products to the consumer. Moreover, the general availability of contract manufacturing capacity allows ease of access by new market entrants. Some of the Company's competitors are larger, have achieved greater recognition for their brand names, have captured greater market share and/or have substantially greater financial, distribution, marketing and other resources than the Company.

The loss of any of the Company's largest customers could have a material adverse effect on its financial results.

Although currently no customer comprises more than ten percent of the Company's customer base, should one of its larger customers be negatively impacted, it could adversely affect the Company's business. In recent years the retail industry has experienced consolidation and other ownership changes.

In the future, retailers may continue to have financial problems, consolidate, undergo restructurings or reorganizations, or realign their affiliations, any of which could further increase the concentration of the Company's customers. The loss of any of the Company's largest customers, or the bankruptcy or material financial difficulty of any customer, could have a material adverse effect on its business. The Company does not have long-term contracts with any of its customers, and sales to customers generally occur on an order-by-order basis. As a result, customers can terminate their relationships with the Company at any time or under certain circumstances cancel or delay orders, which could reduce the Company's sales and adversely affect its business condition.

The success of the Company's business depends on its ability to attract and retain key employees.

The Company is heavily dependent on its current executive officers and management. The loss of any of its executive officers or management, including but not limited to, Kenneth D. Cole, or the inability to attract and retain qualified personnel could delay the development and introduction of new products, harm the Company's ability to sell products, damage the image of its brands and/or prevent the Company from executing its business strategy.

Imposition of quotas and fluctuations in exchange rates could increase the Company's costs and impact its ability to source goods.

The Company's business is subject to risks of doing business abroad, including, but not limited to, fluctuations in exchange rates and the imposition of additional regulations relating to imports, including quotas, duties, taxes and other charges on imports.

In order to reduce the risk of exchange rate fluctuations, the Company may enter into forward exchange contracts to protect the purchase price under its agreements with its manufacturers or purchases products in United States dollars. The Company cannot fully anticipate all of its currency needs and, therefore, cannot fully protect against the effect of such fluctuations.

Although the majority of the goods sold by the Company are not currently subject to quotas, countries in which the Company's products are manufactured may, from time to time, impose new or adjust prevailing quotas or other restrictions on exported products and the United States may impose new duties, tariffs and other restrictions on imported products, any of which could adversely affect the Company's operations and its ability to import its products at the Company's current or increased quantity levels. Other restrictions on the importation of footwear and the Company's other products are periodically considered by the United States Congress and no assurances can be given that tariffs or duties on the Company's goods may not be raised. If tariffs are raised in the future, they will result in higher costs to the Company, and if import quotas are imposed or made more restrictive, the Company may not be able to source its goods at historical factories or at similar prices.

The voting shares of the Company's stock are concentrated in one majority shareholder.

Currently, Kenneth D. Cole owns approximately 90% of the voting power and approximately 47% of the outstanding common stock of the Company. As a result, Mr. Cole has the ability to control (i) the election of all of the Company's directors other than the directors who will be elected by the holders of Class A Common Stock, voting separately as a class, and (ii) the results of all other shareholder matters. Mr. Cole's interests may differ from the interests of the other stockholders.

War, acts of terrorism, and natural disasters could affect the Company's ability to procure, sell and deliver product.

In the event of actual or threatened war, acts of terrorism or the escalation of existing hostilities, or in the event of a natural disaster, the Company's ability to procure its products from its manufacturers for sale to its customers may be negatively affected. The Company imports a substantial portion of its products from other countries. If it becomes difficult or impossible to import the Company's products into the countries in which it sells its products, the Company's sales and profit margins may be adversely affected. Additionally, war, military responses to future international conflicts, and possible future terrorist attacks may lead to a downturn in the U.S. and/or international economies, which could have a material adverse effect on the Company's results of operations.

The Company's business is subject to risks associated with sourcing outside the United States.

Substantially all of the Company's products are produced by independent manufacturers. The Company faces the risk that these third-party manufacturers with whom it contracts to produce its products may not produce and deliver its products on a timely basis, or at all. The Company cannot be certain that it will not experience operational difficulties with its manufacturers, such as reductions in the availability of production capacity, errors in complying with product specifications, insufficient quality control, and failures to meet production deadlines or increases in manufacturing costs. The failure of any manufacturer to perform to the Company's expectations could result in supply shortages for certain products and harm its business.

In addition, the Company's foreign manufacturers may be adversely affected by additional factors such as political instability in countries where contractors and suppliers are located, imposition of regulations and quotas relating to imports, imposition of duties, taxes and other charges on imports, significant fluctuation of the value of the dollar against foreign currencies and restrictions on the transfer of funds to or from foreign countries.

The capacity of the Company's manufacturers to manufacture its products also is dependent, in part, upon the availability of raw materials. The Company's manufacturers may experience shortages of raw materials, which could result in delays in deliveries of the Company's products by its manufacturers or in increased costs to the Company. Any shortage of raw materials or inability of a manufacturer to manufacture or ship its products in a timely manner, or at all, could impair the Company's ability to ship orders of its products in a cost-efficient, timely manner and could cause the Company to miss the delivery requirements of its customers. As a result, the Company could experience cancellations of orders, refusals to accept deliveries or reductions in its prices and margins, any of which could harm the Company's financial performance and results of operations.

The Company relies on licensees for revenues, supply of products and compliance with Company standards.

The Company licenses its trademarks to third parties for manufacturing, marketing, distribution and sale of various products and intends to expand its licensing programs. While the Company enters into comprehensive licensing agreements with its licensees covering product design, product quality, sourcing, manufacturing, marketing and other requirements, its licensees may not comply fully with those agreements. Non-compliance could include marketing products under the Company's brand names that do not meet its quality and other requirements or engaging in manufacturing practices that do not meet the Company's supplier code of conduct. These activities could harm the Company's brand equity, its reputation and its business.

In addition, the Company's royalty revenues could be affected by the results of its licensees or distributors, or the transition of any of its licensing categories in-house. The financial difficulties of any of its partners or their failure to produce and deliver acceptable product could have an adverse impact on the Company's royalty revenues in the future. In the event of a business failure of any such partner or of the breakdown of the Company's relationship with any domestic or foreign partner, there is no guarantee that the Company could replace such royalty revenues or business.

Failure to anticipate and maintain proper inventory levels could have an adverse financial effect on the Company's business.

The Company maintains an inventory of selected products that it anticipates will be in high demand. The Company may be unable to sell the products it ordered in advance from manufacturers or that it has in its inventory. Inventory levels in excess of customer demand may result in inventory write-downs or the sale of excess inventory at discounted or closeout prices. These events could significantly harm the Company's operating results and impair the image of the Company's brands. Conversely, if the Company underestimates consumer demand for its products or if manufacturers fail to supply quality products in a timely manner, the Company may experience inventory shortages, which may result in unfilled orders, negatively impact customer relationships, diminish brand loyalty and result in lost revenues.

The Company relies on third parties for distribution and warehousing.

The Company relies on warehousing and distribution facilities operated by third parties in California, New Jersey and Ontario, Canada. Any damage at any of these facilities due to fire, earthquake, flood, terrorist attack or any other natural or man-made cause, including operational or financial hardship of the provider or its capacity, could impair a portion of the Company's inventory or its ability to use its warehousing and distribution facilities.

Outcomes of litigation or changes in regulatory control could impact the Company's financial condition.

From time to time, the Company may be a party to lawsuits and regulatory actions relating to its business. Due to the inherent uncertainties of litigation and regulatory proceedings, the Company cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the Company's business, financial condition and results of operations. In addition, regardless of the outcome of any litigation or regulatory proceedings, such proceedings could result in substantial costs and may require that the Company devote substantial resources to defend itself. Further, changes in government regulations both in the United States and in the countries in which the Company operates could have adverse affects on its business and subject it to additional regulatory actions.

The loss or infringement of the Company's trademarks and other proprietary rights, or its failure to procure these rights, could have a material adverse effect on its operations.

The Company believes that its trademarks and other proprietary rights are important to its success and competitive position. Accordingly, the Company devotes substantial resources to the establishment and protection of its trademarks on a worldwide basis. There can be no assurances that such actions taken to establish and protect the Company's trademarks and other proprietary rights will be adequate to prevent imitation of its products by others or to prevent others from seeking to block sales of the Company's products as violative of their trademarks and proprietary rights. In addition, the laws of certain foreign countries may not protect trademarks and proprietary rights to the same extent as do the laws of the United States. During the course of the Company's expansion of its trademark portfolio, it has experienced conflicts with various third parties that have acquired or claimed ownership rights in one or more of its trademarks or otherwise have contested the Company's rights to its trademarks. The Company has in the past endeavored to resolve certain of these conflicts through both legal action and negotiated settlements. There can be no assurances that the Company will be able to resolve such conflicts successfully or that others will not assert rights in, or ownership of, the Company's trademarks and other proprietary rights. Any litigation regarding Company trademarks or other proprietary rights could be time consuming and costly, and the loss of such trademarks and other proprietary rights, or the loss of the exclusive use of such trademarks and other proprietary rights, could have a material adverse effect on the Company's operations.

Implementation of management information systems may impact the Company's financial results.

The Company utilizes SAP information management software in its retail operations and may consider further expansion of SAP as an entity-wide integrated system solution. If any further implementation of SAP or new system enhancements is initiated, delays or computer and operational complications in connection with such implementation, could have a material adverse effect on the Company's business, financial condition or results of operations. Difficulties migrating existing systems to any new software or enhancements could impact the Company's ability to design, produce and ship its products on a timely basis.

Seasonality of the Company's business and the timing of store openings and closings could result in fluctuations in its financial performance.

The Company's business is subject to seasonal fluctuations. Historically, fourth quarter sales are typically higher due to holiday business. Therefore, results of operations for any single quarter are not necessarily indicative of the results that may be achieved for a full fiscal year. Quarterly results have been, and in the future will continue to be, significantly impacted by the timing of new store openings and their respective pre-opening costs, as well as store closings and related costs. In 2009, the financial results of the Company were significantly impacted by the severe deterioration of the economy that began in 2008, which negatively impacted the full year results.

Adverse publicity could negatively affect public perception of the brand.

The Company's results could be substantially affected by adverse publicity resulting from its products or its advertising.

Expiration of leases could result in fluctuations in the Company's financial performance.

As retail store leases expire, the Company may not be able to renew them on acceptable terms or secure suitable replacement locations. While the Company continues to explore new markets and is always evaluating new potential locations, some stores may close, and this may have an adverse impact on the financial operations of the Company's Consumer Direct division.

The Company's expectations of growth anticipate new store openings which are subject to many factors beyond its control.

Future growth in sales and profits in the Company's Consumer Direct division will depend to some extent on its ability to increase the number of stores. The lease negotiation and development timeframes, and the accomplishment of other milestones on which opening new stores depend, vary from location to location and can be subject to unforeseen delays. The number and timing of new stores actually opened during any given period, and their associated contribution to net income for the period, will depend on a number of factors including, but not limited to: the identification and availability of suitable markets, locations, and leases; the negotiation of acceptable lease terms for new locations; the development of new merchandise and effective management of inventory to meet the needs of new and existing stores on a timely basis; the successful management of its infrastructure to accommodate new store openings; the fostering of current relationships and development of new relationships with vendors that are capable of supplying a greater volume of merchandise; the availability of suitable financing to the Company and its landlords; the timing of the delivery of the leased premises to the Company from its landlords in order to commence build-out construction activities; the ability of the Company and its landlords to obtain all necessary governmental licenses and permits to construct, open, and operate its stores on a timely basis; the Company's ability to manage the construction and development costs of new stores, and the availability and/or cost of raw materials; the avoidance of construction delays and cost overruns in connection with the build-out of new stores; the rectification of any unforeseen engineering or environmental problems with the leased premises; adverse weather during the construction period; and the hiring and training of qualified operating personnel in the local market. Any of the above factors could have a material adverse impact on the Company's financial condition.

The Company's plans to expand its store base may not be successful and may not result in an increase in its revenues even though they increase costs. The Company will be required to enter into additional leases, increase its rental expenses and make capital expenditures for these stores. These commitments may be costly to terminate, and these investments may be difficult to recapture if the Company decides to close a store or alter its strategy. The Company must offer a broad product assortment, appropriately manage retail inventory levels, operate effective retail systems, execute effective pricing strategies and integrate its stores into its overall business mix. In addition, the opening of stores may divert some revenues from its wholesale customers. The increased demands of operating additional stores could cause the Company to operate less effectively, which could cause the performance of its existing operations to suffer materially. As a result, the Company's revenues could decline and its profitability could be adversely affected.

The effects of hurricanes and other natural disasters may increase insurance costs for which the Company may take on higher deductibles if losses occur.

The Company has operations in flood, hurricane and earthquake zones. As such, the Company has insured itself against losses from natural disasters. The cost of such insurance could rise significantly as a result of the effects of future natural disasters throughout the United States. To offset such costs, the Company may take on larger deductibles which, if aggregated through multiple disaster locations, could have a material effect on its results of operations.

Negative conditions in global credit markets may impair the Company's marketable securities portfolio.

The Company has investments in auction-rate securities with a fair value of $3.5 million as of December 31, 2009 which reset every 28 days that are "double A" through "double C" rated debt obligations, and substantially all have insurers. Continuing adverse conditions in the global credit markets have prevented some investors from liquidating their holdings of auction-rate securities because the amount of securities submitted for sale has exceeded the amount of purchase orders for such securities. If there is insufficient demand for the securities at the time of auction, the auction may not be completed and the interest rates may not be reset to predetermined interest rates. When auctions for these securities fail, the investments may not be readily convertible to cash until a future auction of these investments is successful or they are redeemed or mature. If a decline in market value continues that is deemed other-than-temporary resulting in a writedown, the result could have a material effect on the Company's results of operations.

The Company's ability to collect receivables could be impacted by adverse economic conditions.

A financial institution engaged by the Company collects and insures significant receivable balances. If the global credit markets or economic conditions do not improve or worsen, the Company may be exposed to potential significant write-offs that could adversely impact its financial results. In addition, challenging economic conditions may impair the ability of the Company's customers to pay for products and licensees to pay royalties. As a result, reserves for doubtful accounts and write-offs of accounts receivable may increase.

The worldwide apparel industry is subject to ongoing pricing pressure, which could adversely affect the Company's sales and margins.

The apparel market is characterized by low barriers to entry for both suppliers and marketers, intense competition, global sourcing through suppliers located throughout the world, trade liberalization, continuing movement of product sourcing to lower cost countries, the ongoing emergence of new competitors with widely varying strategies and resources, consolidation in the retail industry, and pressure from retailers to reduce the costs of products. These factors contribute to ongoing downward pricing pressure. This pressure may require the Company to: reduce wholesale prices on existing products; reduce gross margins across the Company's product lines; and yield to increased retailer demands for allowances, incentives and other forms of economic support. If the Company's sales prices decline and the Company fails to reduce its product costs or operating expenses sufficiently, its losses could continue or grow. This could have a material adverse effect on the Company's results of operations and financial condition.

The Company may experience continued contraction in its primary distribution channels.

In the United States, department stores are the primary distribution channels for the Company's products. Sales through these distribution channels could constrict, or the Company may be unable to increase sales of its products through these channels, for several reasons, including, but not limited to: many of the Company's primary customers are reducing the number of stores they operate, thereby reducing the number of doors into which the Company's products can be sold; and these customers maintain — and seek to grow — substantial private-label and exclusive offerings as they strive to differentiate the brands and products they offer from those of their competitors. The ability to maintain retail floor space, market share and sales in these channels depends on the Company's ability to offer differentiated and exclusive products and to increase retailer profitability on its products, which could have an adverse impact on the Company's margins.

The Company cannot assure the successful implementation of its long-term strategic plan.

The Company seeks to undertake a number of strategic initiatives, including extending certain of its brands, conducting and executing a strategic review of certain other of its brands, expanding its geographic coverage, and enhancing its operations. The success of its long-term strategic plan and its ability to execute this plan are subject to a variety of risks, including, but not limited to, the following:

- The Company's strategy involves the expansion of the Company's retail stores. The risks associated with that strategy are detailed above under the heading "*The Company's expectations of growth anticipate new store openings which are subject to many factors beyond its control.*"

- As part of the Company's strategic plan, it designated certain brands for strategic review, which includes the possible consolidation of certain lines into other brands or the licensure of brands to third parties. There can be no assurances that the Company will identify the appropriate brands for strategic review or that the measures the Company takes with respect to those brands will yield the intended results.

- Part of the Company's strategic plan is the growth of the *Le Tigre* brand. The growth of that brand cannot be assured. In 2007, the Company signed a two and a half year agreement with JC Penney to relaunch the *Le Tigre* brand at JC Penney which ends in July 2010. The Company has reached a mutual decision with JC Penney not to renew the agreement. The ability of the Company to execute new or expanding licensee or distribution agreements domestically and abroad for the brand, as well as ongoing economic uncertainty, may negatively impact 2010 and beyond. Additionally, the growth of the brand abroad may be challenged by difficulties procuring the necessary trademarks and proprietary rights.

- The Company has previously announced structural realignment measures and other initiatives designed to yield substantial cost savings. There can be no assurances that the Company can successfully execute these measures or that they will produce the anticipated cost savings.

- The Company lacks the distribution channels abroad that it has in the U.S., and it may have difficulty developing successful distribution strategies and alliances in each of the major countries that it has targeted for significant international growth. Additionally, macroeconomic trends may continue to be extremely difficult, and could limit the Company's ability to implement its growth strategies in select geographies.

The Company could suffer if one of its manufacturers fails to use acceptable labor practices.

The Company requires its independent manufacturers to operate in compliance with Company guidelines and applicable laws and regulations. While the Company's internal and vendor operating guidelines promote ethical business practices, the Company does not control these manufacturers or their labor practices. The violation of labor or other laws by an independent manufacturer used by the Company, or the divergence of an independent manufacturer's labor practices from those generally accepted as ethical or appropriate in the U.S., could interrupt, or otherwise disrupt, the shipment of finished products to the Company or damage its reputation. Any of these, in turn, could have a material adverse effect on the Company's financial condition and results of operations.

If the Company fails to maintain the value of its brands, its sales are likely to decline.

The Company's success depends on the value of its brands. The brands under which the Company sells products are integral to its business as well as to the implementation of its strategies for expanding its business. Maintaining, promoting, and positioning the Company's brands will depend largely on the success of its marketing and merchandising efforts and its ability to provide a consistent, high quality customer experience. Its brands could be adversely affected if it fails to achieve these objectives or if its public image or reputation were to be tarnished by negative publicity or consumer perception. Any of these events could result in decreases in sales.

The Company's inability to maintain levels of comparable store sales could cause earnings to decline.

If the Company's future comparable store sales fail to meet market expectations, its losses could continue or grow. A variety of factors affect comparable store sales, including fashion trends, competition, current economic conditions, pricing, inflation, the timing of the release of new merchandise and promotional events, changes in merchandise mix, the success of marketing programs, timing and level of markdowns and weather conditions. These factors may cause comparable store sales results to be materially lower than recent periods or expectations, which could cause declines in quarterly earnings and stock price.

A reduction in the volume of traffic to the Company's stores could significantly reduce sales and leave the Company with unsold inventory.

The Company's stores are located in premiere shopping districts and shopping malls. Sales at these stores are derived, in part, from the volume of traffic in those areas. The Company's mall stores benefit from the ability of the malls' "anchor" tenants, generally large department stores, and other area attractions to generate consumer traffic in the vicinity of its stores and the continuing popularity of the malls as shopping destinations. Sales volume and traffic at mall stores could continue to be adversely affected by economic downturns, the closing of anchor department stores and competition from non-mall retailers and other malls where the Company does not have stores.

Any of these events, or a decline in the desirability of the shopping environment of a particular mall or area or in the popularity of shopping generally among the Company's customers, would adversely affect the Company's results.

The inability to renew certain of the Company's licenses, or to do so on terms that are favorable to the Company, could have a material adverse effect on its financial results.

The Company has entered into licenses with numerous partners for the distribution and sale of certain products domestically and around the world. These licenses are for fixed terms, following which the Company and the licensee decide whether they wish to extend the term of the license. There is no guarantee that the Company and its partners will reach mutually agreeable terms for extending a licensing relationship. Similarly, in those instances where a licensee enjoys the option to extend the term of a license as a result of having achieved certain conditions, there is no guarantee that the licensee will avail itself of such option. The Company's financial results could be adversely affected if the Company is unable to extend a license agreement, if it is unable to do so on terms favorable to the Company, or it if it cannot locate a suitable alternative to an incumbent licensee who has decided not to renew a license.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company's corporate headquarters building is located at 603 West 50th Street, New York, New York. The building is owned by the Company and has approximately 119,000 square feet of space. The Company leases 51,000 square feet of office space in Secaucus, New Jersey for its administrative offices. The Company also has a technical and administrative office in Dongguan, China. The Company does not own or operate any manufacturing facilities. As of December 31, 2009, the Company leased space for all of its 38 full-priced retail stores (aggregating approximately 178,000 square feet) and 72 Company Stores (aggregating approximately 300,000 square feet). Generally, the leases provide for an initial term of five to ten years and certain leases provide for renewal options permitting the Company to extend the term thereafter. In addition, certain leases have co-tenancy failure options allowing the Company to terminate leases prior to contractual expiration dates based on specified terms not met by the landlord or the Company as defined by the lease.

Item 3. Legal Proceedings

The Company is, from time to time, a party to litigation that arises in the normal course of its business operations. The Company is not presently a party to any litigation that it believes might have a material adverse effect on its business operations.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

The Company's Class A Common Stock is listed and traded (trading symbol: KCP) on the New York Stock Exchange ("NYSE"). On February 26, 2010 the closing sale price for the Class A Common Stock was $11.72. The following table sets forth the high and low closing sale prices for the Class A Common Stock for each quarterly period for 2009 and 2008, as reported on the NYSE Composite Tape:

2009:	High	Low
First Quarter	8.43	5.03
Second Quarter	8.77	5.97
Third Quarter	11.45	6.60
Fourth Quarter	10.87	8.25

2008:	High	Low
First Quarter	17.68	14.10
Second Quarter	19.51	12.70
Third Quarter	18.02	12.39
Fourth Quarter	14.37	5.69

The number of shareholders of record of the Company's Class A Common Stock on February 28, 2010 was 94.

There were 8 holders of record of the Company's Class B Common Stock on February 28, 2010, all of which were directly or indirectly owned by Kenneth D. Cole. There is no established public trading market for the Company's Class B Common Stock.

The Company repurchased 1,619,200 shares of its own stock during 2008. No shares were repurchased during 2009.

Dividend Policy

The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend, among other things, upon future earnings, operations, capital requirements, proposed tax legislation, the financial condition of the Company and general business conditions.

The Board of Directors suspended the Company's quarterly dividend on February 26, 2009. Therefore, there were no dividend payments during 2009. The Company made $0.09 per share dividend payments to shareholders of record as of the close of business on March 14, May 22, August 21 and November 20 during the fiscal year ended December 31, 2008.

The Company had the following securities authorized for issuance under equity compensation plans as of December 31, 2009:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,009,286	$17.66	2,965,274
Equity compensation plans not approved by security holders	N/A	N/A	N/A

Stock Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return on the Class A Common Stock during the period beginning on December 31, 2004 and ending on December 31, 2009 with the cumulative total return on the Standard & Poor's 500 Composite Index, an Old Peer Group and a New Peer Group. The comparison assumes that $100 was invested on December 31, 2004 in the Class A Common Stock in the foregoing indices and assumes the reinvestment of dividends. The Company pared down its 2008 peer group to better reflect footwear and apparel companies that are of similar size and operations to the Company in its new peer group.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Kenneth Cole Productions, Inc., The S&P 500 Index,
An Old Peer Group And A New Peer Group
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/04
12/05
12/06
12/07
12/08
12/09
Kenneth Cole Productions, Inc.
S&P 500
Old Peer Group
New Peer Group

*$100 invested on 12/31/04 in stock or index, including reinvestment of dividends. Fiscal year ending December 31

Item 6. Selected Financial Data

The following selected financial data has been derived from the consolidated financial statements of the Company and should be read in conjunction with the consolidated financial statements and notes thereto that appear elsewhere in this Annual Report and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" set forth in Item 7 of this Annual Report.

(Amounts are in thousands except for per share and dividend amounts.)

	2009	2008	2007	2006	2005
Income Statement Data:					
Net sales	**$370,955**	$448,578	$466,405	$492,282	$474,060
Royalty revenue	**39,445**	43,759	44,315	44,217	43,983
Net revenues	**410,400**	492,337	510,720	536,499	518,043
Cost of goods sold	**239,396**	293,452	287,408	304,672	283,727
Gross profit (1)	**171,004**	198,885	223,312	231,827	234,316
Selling, general and administrative expenses (2)	**182,209**	208,168	207,863	194,718	188,953
Impairment of intangible and long-lived assets	**19,280**	3,028	10,564	121	--
Operating (loss)/income	**(30,485)**	(12,311)	4,885	36,988	45,363
Interest and other income, net	**484**	1,730	5,661	4,875	4,151
Impairment of investments	**(1,038)**	(7,840)	(295)	--	--
(Loss)/income before provision for/(benefit from) income taxes	**(31,039)**	(18,421)	10,251	41,863	49,514
(Benefit from)/provision for income taxes	**(11,404)**	(6,753)	3,168	15,098	15,988
Deferred tax valuation allowance	**43,603**	3,132	--	--	--
Net (loss)/income	**$(63,238)**	$(14,800)	$7,083	$26,765	$33,526
(Loss)/earnings per share:					
Basic	**$(3.52)**	$(0.80)	$0.35	$1.34	$1.69
Diluted	**$(3.52)**	$(0.80)	$0.35	$1.31	$1.65
Weighted-average shares outstanding:					
Basic	**17,983**	18,423	20,057	20,046	19,888
Diluted	**17,983**	18,423	20,325	20,396	20,318
Cash dividends per share	--	$0.36	$0.72	$0.72	$0.66

			December 31,		
	2009	2008	2007	2006	2005
Balance Sheet Data:					
Working capital	**$ 88,611**	$ 97,521	$139,677	$169,862	$187,106
Cash	**68,505**	64,704	90,653	105,441	63,747
Marketable securities	**3,529**	5,085	8,305	12,250	66,400
Inventory	**29,080**	43,342	48,033	46,274	45,465
Total assets	**248,257**	313,435	356,122	361,113	340,671
Total debt, including current maturities	--	--	--	--	3,000
Total shareholders' equity	**$143,292**	$199,762	$241,990	$257,676	$244,660

(1) Gross profit may not be comparable to other entities, since some entities include the costs related to their distribution network (receiving and warehousing) in cost of goods sold and other entities, similar to the Company, exclude these costs from gross profit, including them instead in a line item such as selling, general and administrative expenses.

(2) Includes warehousing and receiving expenses.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the notes thereto that appear elsewhere in this Annual Report.

Overview

Kenneth Cole Productions, Inc. designs, sources and markets a broad range of fashion footwear, handbags and apparel and, through license agreements, designs and markets apparel and accessories under its *Kenneth Cole New York, Kenneth Cole Reaction, Unlisted* and *Le Tigre* brand names, as well as footwear under the proprietary trademark *Gentle Souls*. In addition, the Company designs, develops and sources private label footwear and handbags for selected retailers. The Company's products are targeted to appeal to modern fashion conscious consumers who seek accessible designer fashion that reflects a metropolitan lifestyle. These products include core basics that generally remain in demand from season to season and fashion products that are designed to establish or capitalize on market trends. The combination of core products and fashion styles provides freshness in assortments and maintains a fashion-forward image, while a multiple brand strategy helps diversify business risk.

The Company markets its products to approximately 5,500 U.S. department and specialty store locations, the Company's full-priced retail stores, outlet stores, and its e-commerce website, as well as internationally through its licensee partners and international retailers. The Company believes the diversity of its product offerings distinguishes the Company from its competitors in terms of product classifications (men's, women's and children's footwear, apparel and accessories), prices ("bridge", "better" and "moderate") and styling. The Company believes the diversity of its product mix provides balance to its overall sales and increases opportunities in all channels of distribution.

The popularity of the *Kenneth Cole* brand names, including *Kenneth Cole New York, Kenneth Cole Reaction* and *Unlisted,* among consumers has enabled the Company to expand its product offerings and channels of distribution through licensing agreements. The Company offers, through these agreements, a lifestyle collection of men's product categories, including tailored clothing, dress shirts, dress pants, neckwear, outerwear, sleepwear, socks, underwear, belts, sunglasses, prescription eyewear, watches, fragrance, jewelry, luggage, business cases and small leather goods. Women's product categories currently being sold pursuant to license agreements include sportswear, outerwear, swimwear, sleepwear, small leather goods, belts, sunglasses, prescription eyewear, watches, jewelry, fragrance and luggage. In addition, the Company licenses its children's apparel.

The Company recorded net revenues of $410.4 million for the year ended December 31, 2009. As of December 31, 2009, the Company had $68.5 million in cash and cash equivalents up $3.8 million versus a year ago, decreased its inventory 32.9% through disciplined inventory management and no long-term debt. In March 2010, the Company announced it signed a strategic alliance agreement with Macy's, where it will launch a new men's sportswear collection under the *Kenneth Cole Reaction* brand. Under the strategic alliance agreement, Macy's will be the exclusive department store retailer of the new *Reaction* men's sportswear line in the United States and its territories. The Company expects to launch in fall 2010 in 150 stores and ultimately grow the brand to 550 stores.

Results of Operations

While the Company lost money in 2009, it demonstrated improving operating performance throughout the year with quarter over quarter improvement excluding non-cash charges as described below. The Company returned to profitability in the back half of the year and believes it made a number of important strides, including strengthening its brand position, streamlining overhead, improving inventory turns and realigning the organization to enhance design, merchandising and supply chain capabilities.

The following table sets forth certain operating data of the Company as a percentage of net revenues for the periods indicated below:

	2009	2008	2007
Net sales	90.4%	91.1%	91.3%
Royalty revenue	9.6	8.9	8.7
Net revenues	100.0	100.0	100.0
Cost of goods sold	58.3	59.6	56.3
Gross profit (1)	41.7	40.4	43.7
Selling, general and administrative expenses (2)	44.4	42.3	40.7
Impairment of intangible and long-lived assets	4.7	0.6	2.0
Operating (loss)/income	(7.4)	(2.5)	1.0
Interest and other income, net	0.1	0.4	1.1
Impairment of investments	(0.3)	(1.6)	(0.1)
(Loss)/income before provision for/(benefit from) income taxes	(7.6)	(3.7)	2.0
Provision for/(benefit from) income taxes (3)	7.8	(0.7)	0.6
Net (loss)/income	(15.4)%	(3.0)%	1.4%

(1) Gross profit may not be comparable to other entities, since some entities include the costs related to their distribution network (receiving and warehousing) in cost of goods sold and other entities, similar to the Company, exclude these costs from gross profit, including them instead in a line item such as selling, general and administrative expenses.
(2) Includes warehousing and receiving expenses.
(3) Includes a $43.6 million valuation allowance for the year ended December 31, 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net revenues decreased $81.9 million, or 16.6%, to $410.4 million in 2009 from $492.3 million in 2008. The decrease was due to decreases in each of the Company's business segments.

Wholesale net sales (excluding sales to the Company's Consumer Direct business segment) decreased $65.7 million, or 24.6%, to $201.5 million in 2009 from $267.2 million in 2008. The decrease was primarily a result of the Company's decision to streamline its portfolio of brands and eliminate unprofitable businesses. Over 70% of the decline was attributable to the Company's planned exit of the *Tribeca* and *Bongo* footwear lines, as well as reductions in associated private label programs and sales to the Company's off-priced customers. The remaining decline was attributable to a decrease in sales across the majority of the Company's wholesale businesses as a result of factors including retailer destocking, a challenging retail environment and continued stress in the macro-economic marketplace.

Net sales in the Company's Consumer Direct segment decreased $11.9 million, or 6.6%, to $169.5 million for the year ended December 31, 2009 from $181.4 million for the year ended December 31, 2008. Sales associated with fourteen net new stores opened since the prior year was offset by a comparable store sales decrease of 12.8%, or $19.2 million. The Company chose to be less promotional in the back half of the year and therefore while its sales were down the lack of clearance activity resulted in higher percentage of full price sales and improved gross margin. Comparable stores are defined as new stores that are open for longer than thirteen months. A store that stops operations is included in the comparable sales calculation through the date of closing. During 2009, the Company opened nineteen outlets and closed five full-priced retail stores as compared to opening eleven outlets, opening two full-priced retail stores and closing eight full-priced retail stores during 2008.

Royalty revenue decreased $4.3 million, or 9.9%, to $39.4 million in 2009 from $43.7 million in 2008. The decrease in royalty revenues was primarily attributable to a reduction in the recognition of contract initiation fees and a reduction in licensee sales into the off-price channel offset by improved performance in certain of its men's and women's apparel categories.

Consolidated gross profit, as a percentage of net revenues, increased to 41.7% for the year ended December 31, 2009 from 40.4% for the year ended December 31, 2008. Quarterly consolidated gross profit improved quarter over quarter throughout fiscal 2009 primarily from disciplined inventory management, better sell-through and less promotion as follows: First Quarter 33.9%; Second Quarter 42.4%; Third Quarter 43.3%; Fourth Quarter 46.8%. The increase, as a percentage of net revenues for fiscal 2009, was also due to revenue mix shifting to the Consumer

Direct and Licensing segments as a percentage of total revenue. The Consumer Direct segment, which operates at a higher gross profit level than the Wholesale segment, increased as a percentage of net revenues to 41.3% for the year ended December 31, 2009 compared to 36.9% for the year ended December 31, 2008, while the Wholesale segment revenues as a percentage of net revenues decreased to 49.1% for the year ended December 31, 2009 from 54.2% for the year ended December 31, 2008. The revenues in the Licensing segment, which carries nominal cost of goods sold, increased as a percentage of revenue to 9.6% for the year ended December 31, 2009 compared to 8.9% for the year ended December 31, 2008.

Selling, general and administrative ("SG&A") expense, inclusive of warehousing and receiving expenses, decreased $26.0 million to $182.2 million for the year ended December 31, 2009 from $208.2 million for the year ended December 31, 2008. The decrease in SG&A expenses was primarily attributable to cost reduction programs enacted during the course of the year, including various cuts in payroll and discretionary spending. As a percentage of net revenues, SG&A expenses increased to 44.4% for the year ended December 31, 2009 compared to 42.3% for the year ended December 31, 2008. While SG&A as a percentage of revenues improved in the back half of the year, over the annual period SG&A increased due to a loss of leverage and the increased concentration of the Consumer Direct Segment, which carries a higher SG&A expense level than the Wholesale and Licensing segments.

Impairments of intangible and long-lived assets were $19.3 million for the year ended December 31, 2009 and $3.0 million for the year ended December 31, 2008. Impairments in 2009 included a $12.8 million charge for the *Le Tigre* trademark and $6.5 million for retail store long-lived assets, while 2008 included $1.9 million for retail store long-lived assets and $1.1 million for certain shop-in-shop build-out costs. In 2009, the Company opened four Le Tigre outlet stores and began expanding the *Le Tigre* brand internationally; however, it also reached a mutual agreement with JC Penney not to renew the exclusive license agreement for *Le Tigre* which prompted an impairment indicator. The Company, with the assistance of an independent appraiser, utilized a combination of the market approach and the royalty savings method under the income approach to estimate fair value. Based upon the review, the Company recorded a charge of $12.8 million for the year ended December 31, 2009. Also, management reviewed its retail stores' fair value based upon estimated undiscounted future cash flows. In 2009, the Company recorded a charge of $6.5 million for underperforming retail stores whose fair value was below carrying value.

Interest and other income, net decreased $1.2 million to approximately $0.5 million for the year ended December 31, 2009 as compared to $1.7 million for the year ended December 31, 2008. The decrease is primarily due to lower interest rates as the majority of the Company's cash balances are in government money market accounts.

Impairment of investments was $1.0 million for the year ended December 31, 2009 and $7.8 million for the year ended December 31, 2008. The Company recorded an other-than-temporary impairment of $1.0 million related to auction-rate securities during the year ended December 31, 2009 and recorded other-than-temporary impairments of $7.8 million, of which $4.6 million related to an investment in the common stock of one of its licensees and $3.2 million related to auction-rate securities, during the year ended December 31, 2008. The fair value of the Company's auction-rate securities was determined utilizing an independent appraiser. The primary variables used in determining fair value include collateral, rating, insurance, credit risk and downgrade risk of the security.

The Company's effective tax rate was a 103.8% provision for the year ended December 31, 2009 compared to a 19.7% benefit for the year ended December 31, 2008. The change in the Company's tax rate is a result of a $43.6 million valuation allowance against the Company's deferred tax assets offset by the tax benefit from the Company's net loss.

The Company analyzed both positive and negative evidence in determining the potential requirement for a valuation allowance on its deferred tax assets. The Company reviewed its results over the last three years, which resulted in a cumulative loss over such period. In accordance with income tax accounting guidance, a three-year historical cumulative loss is considered significant negative evidence and difficult to overcome in the absence of compelling positive evidence. As such, the Company recorded a valuation allowance of approximately $43.6 million for the year ended December 31, 2009.

The establishment of the valuation allowance does not preclude the Company from using the net operating loss carryforwards or other deferred tax assets in the future. If the Company begins to generate taxable income on a sustained basis the need for a deferred tax asset valuation allowance will change resulting in the reversal of all or a portion of this deferred tax asset valuation allowance.

As a result of the foregoing, net loss increased by $48.4 million, to $63.2 million or (15.4%) of net revenues for the year ended December 31, 2009 from $14.8 million or (3.0%) of net revenues for the year ended December 31, 2008. The net loss includes a $43.6 million valuation allowance along with $20.3 million of pre-tax asset impairments.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net revenues decreased $18.4 million, or 3.6%, to $492.3 million in 2008 from $510.7 million in 2007. The decrease was due to decreases in the Company's Wholesale and Licensing business segments, partially offset by increases in the Company's Consumer Direct business.

Wholesale net sales (excluding sales to the Company's Consumer Direct business segment) decreased $23.6 million, or 8.1%, to $267.2 million in 2008 from $290.8 million in 2007. The decrease was primarily attributable to a decline in sales across the Company's branded footwear businesses, offset by incremental sales from the Company's in-house launch of its previously licensed men's sportswear collections. The challenging retail environment and continued stress in the macro-economic marketplace, particularly the department store channel, as well as generally softer sell-thrus compared to the prior year, resulted in declines in most of the Company's Wholesale businesses.

Net sales in the Company's Consumer Direct segment increased $5.8 million, or 3.3%, to $181.4 million for the year ended December 31, 2008 from $175.6 million for the year ended December 31, 2007. Comparable store sales decreased $3.0 million, or 2.0%, primarily from a highly challenging holiday retail environment, while new store sales in 2008 plus that portion of 2008 sales for stores not open for all of 2007 increased $4.5 million. In addition, Internet sales increased 73.8% for the year ended December 31, 2008 as compared to December 31, 2007. Comparable stores are defined as new stores that are open for longer than thirteen months. A store that stops operations is included in the comparable sales calculation through the date of closing. During 2008 the Company opened two full-priced retail stores and closed eight, while continuing its expansion in Company Stores by opening eleven stores. As the Company has increased the amount of specific "made for Company Store" product and focused merchandising on key assortments, sales have improved at its Company Store locations. In its full-priced retail stores, the Company continued to balance its assortments, tailored to the local markets, and adjusted its price points to align the price-value relationship of the Company's brands and continues to review its real estate portfolio for both its full-priced retail and Company stores. In addition, the Company outsourced customer care, fulfillment and website responsibilities related to its Internet business to a third-party that provides direct-to-customer e-commerce services. In July 2008, the third party platform was also integrated with SAP, the Company's retail store system.

Royalty revenue decreased $0.6 million, or 1.3%, to $43.7 million in 2008 from $44.3 million in 2007. The decrease in licensing revenues was primarily attributable to a reduction in men's sportswear royalties from an a licensing agreement that terminated December 31, 2007 offset by incremental royalties received from existing licensees and the launch of the *Le Tigre* brand. During 2008, the Company began shipping men's sportswear, effectively transitioning the licensing model to an in-house operation.

Consolidated gross profit, as a percentage of net revenues, decreased to 40.4% for the year ended December 31, 2008 from 43.7% for the year ended December 31, 2007. The decrease, as a percentage of net revenues, was primarily the result of a decrease in the Wholesale and Consumer Direct segment margins, partially offset by the sales and revenue mix shifting to Consumer Direct and Licensing as a percentage of total sales. The decrease in the margins was primarily due to soft sell-thrus and higher dilution from a promotional and challenging macro environment, while converting the Company's inventory to cash, specifically during the fourth quarter, to improve liquidity, thereby keeping assortments fresh and current for the spring 2009 season. The Consumer Direct segment, which operates at a higher gross profit level than the Wholesale segment, had increased revenues as a percentage of net revenues of 36.9% for the year ended December 31, 2008 compared to 34.4% for the year ended December 31, 2007, while the Wholesale segment revenues as a percentage of net revenues decreased to 54.2% for the year ended December 31, 2008 from 56.9% for the year ended December 31, 2007. The revenues in the Licensing segment, which carries no cost of goods sold, increased as a percentage of revenue to 8.9% for the year ended December 31, 2008 compared to 8.7% for the year ended December 31, 2007.

Selling, general and administrative ("SG&A") expenses and impairment of long-lived assets, inclusive of warehousing and receiving expenses, decreased $7.2 million to $211.2 million for the year ended December 31, 2008 from $218.4 million for the year ended December 31, 2007. The decrease in 2008 is primarily related to the impairment of certain store leasehold improvements, furniture and fixtures and certain shop-in-shop buildout costs of $3.0 million as compared to $10.6 million in 2007. The decrease in expenses excluding those charges denoted above were primarily attributable to a reduction in payroll as the Company reduced its headcount and a variety of cuts in discretionary spending such as tradeshows, travel and entertainment and information technology costs. As a percentage of net revenues, expenses excluding severance and asset impairment increased to 41.8% for the year ended December 31, 2008 compared to 40.5% for the year ended December 31, 2007. Total SG&A expenses and impairment of long-lived assets as a percent of revenues were 42.3% and 40.7% for the years ended December 31, 2008 and 2007, respectively. The increase was due to loss of leverage on the decrease in Wholesale sales and the greater portion of revenues from the Consumer Direct segment which carries a higher SG&A expense level than the Wholesale and Licensing segments due primarily to store occupancy and store payroll costs. The Company is continuing the right-sizing of its cost structure by taking additional actions, including incremental payroll reductions, compensation adjustments, reductions in third party distribution costs as well as curtailment of non-media related marketing.

Interest income, net decreased $3.9 million to approximately $1.7 million for the year ended December 31, 2008 as compared to $5.6 million for the year ended December 31, 2007. The decrease is primarily due to the Company's lower average cash balances and interest rates.

Impairment of investment increased $7.5 million to approximately $7.8 million for the year ended December 31, 2008 as compared to $0.3 million for the year ended December 31, 2007. The increase is due to the Company recording other-than-temporary impairments of $4.6 million related to an investment in the common stock of one of its licensees which is recorded at market value based upon the underlying share price and a $3.2 million charge related to auction-rate securities during the year ended December 31, 2008 as compared to an other-than-temporary impairment of $0.3 million related to auction-rate securities during the year ended December 31, 2007.

The Company's effective tax rate decreased to a 19.7% benefit for the year ended December 31, 2008 compared to a 30.9% provision for the year ended December 31, 2007. The decrease in the Company's tax rate is a result of the tax benefit from the Company's net loss offset by a valuation allowance of $3.1 million reserved against tax assets for certain other-than-temporary investment impairments and the impact of interest and penalties on tax reserves for uncertain positions.

As a result of the foregoing, net (loss)/ income decreased by $21.9 million, to $(14.8) million ((3.0%) of net revenues) for the year ended December 31, 2008 from $7.1 million (1.4% of net revenues) for the year ended December 31, 2007.

Related Party Transactions

The Company had an exclusive license agreement with Iconix Brand Group, Inc. and its trademark holding company, IP Holdings, LLC ("Iconix"), to use the *Bongo* trademark in connection with the manufacture, sale and distribution of women's, men's and children's footwear in certain territories. The Chairman and Chief Executive Officer of Iconix is the brother of the Company's Chairman and Chief Creative Officer. The term of the agreement was through December 31, 2010. During 2009, the Company terminated the agreement effective December 31, 2009 which eliminates any future obligations for 2010. Management believes that the license agreement with Iconix was entered into at arm's-length. The Company was obligated to pay Iconix a percentage of net sales based upon the terms of the agreement. The Company recorded approximately $0.2 million, $1.1 million and $1.1 million in aggregate royalty and advertising expense under the agreement for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company recorded expenses of approximately $0.7 million, $0.6 million and $0.5 million for the years ended December 31, 2009, 2008 and 2007, respectively, to a third-party aviation company which hires and uses an aircraft partially owned by Emack LLC, a company which is wholly owned by the Company's Chairman and Chief Creative Officer. Management believes that all transactions were made on terms and conditions similar to or more favorable than those available in the marketplace from unrelated parties.

Liquidity and Capital Resources

As of December 31, 2009, the Company had $68.5 million in cash and cash equivalents, which consist primarily of government money market funds as compared to $64.7 million as of December 31, 2008. The Company's cash requirements are primarily for working capital needs, retail expansion, new technology, and other corporate activities. The Company uses cash from operations as the primary source of financing its capital expenditures and seasonal requirements. Cash needs vary from time to time as a result of the timing of the receipt of merchandise from suppliers, the delivery by the Company of merchandise to its customers and the level of inventory and accounts receivable balances. At December 31, 2009, working capital was $88.6 million compared to $97.5 million at December 31, 2008 primarily due to a decrease in receivables and inventory, partially offset by a decrease in accounts payable and accrued expenses.

Net cash provided by operating activities was $17.3 million for the year ended December 31, 2009 compared to $21.9 million for the year ended December 31, 2008. The decrease in cash flows provided by operations is primarily attributable to cash generated through a decrease in inventory offset by decreases related to the timing of receivables and payables.

Net cash used in investing activities totaled $11.8 million for the year ended December 31, 2009 compared to $15.9 million for the year ended December 31, 2008. The decrease was primarily attributable to a $5.8 million decrease in the purchases of intangible assets. Included in the purchases of intangible assets during the year ended December 31, 2008 are final payments of $5.5 million related to two performance targets within the *Le Tigre* Asset Purchase Agreement. Capital expenditures increased $2.7 million during the year ended December 31, 2009 compared to December 31, 2008. Capital expenditures for the year ended December 31, 2009 and 2008 included approximately $11.0 million and $7.2 million, respectively, for amounts associated with furniture, fixtures and leasehold improvements for existing and new stores. In addition, the Company had proceeds of $1.1 million from the sale of an auction-rate security during the year ended December 31, 2009.

Net cash used in financing activities was $1.8 million for the year ended December 31, 2009 compared to $31.7 million for the year ended December 31, 2008. The decrease was primarily attributable to the reduction in shares repurchased by the Company. No shares were repurchased during the year ended December 31, 2009 as compared to $24.4 million used to repurchase 1,619,200 treasury shares during the year ended December 31, 2008. The Company also did not pay dividends during the year ended December 31, 2009 compared to $6.7 million during the year ended December 31, 2008.

As of December 31, 2008, the Company had federal net operating loss carryforwards of approximately $13.5 million. In 2009, newly enacted government legislation extended the carryback period on losses for 2008 or 2009 to five years from two years. This legislation allowed the Company to carryback all of the 2008 net operating losses into prior periods that it was unable to previously and therefore, the Company has recorded a federal tax receivable of approximately $4.0 million for the year ended December 31, 2009.

During the fourth quarter of 2008, the Company converted its factoring agreement with its largest factor, a unit of CIT Group Inc. ("CIT"), to a Receivables Management Agreement ("RMA"). Under the RMA, CIT acts as a collection agent for the Company's assigned receivables without transfer of ownership and as a credit grantor for those receivables subject to credit approval. Prior to the RMA, the Company sold primarily all of it accounts receivable to its factors without recourse. On November 1, 2009, CIT entered into a prepackaged plan of reorganization and subsequently emerged from the reorganization. The Company has no exposure to CIT.

The Company's material obligations under contractual agreements, primarily commitments for future payments under operating lease agreements, as of December 31, 2009 are summarized as follows:

	Payment Due by Period				
	Total	1 year or less	2-3 years	4-5 years	After 5 years
Operating Leases and Other Obligations	$143,840,000	$26,380,000	$48,522,000	$39,629,000	$29,309,000
Purchase Obligations	44,506,000	44,506,000	--	--	--
Total Contractual Obligations	$188,346,000	$70,886,000	$48,522,000	$39,629,000	$29,309,000

Contingent rent and other charges amounted to $8.5 million and $8.6 million for the years ended December 31, 2009 and 2008, respectively.

On July 31, 2009, the Company amended its five-year senior unsecured revolving credit facility to convert it to a revolving senior secured asset based credit facility (the "Amended Facility") to provide the Company with increased availability and strategic flexibility. Availability under the Amended Facility is $60 million, which may be increased to $85 million at the election of the Company upon the satisfaction of certain conditions, but may not exceed a borrowing base equal to a percentage of the Company's accounts receivable and inventory.

The Amended Facility terminates by its terms, and all amounts borrowed under the Amended Facility shall be due and payable, on December 20, 2011. The Amended Facility includes a $7.5 million sublimit for Swingline Loans and a $35 million aggregate sublimit for letters of credit, with a further sublimit of $15 million for standby letters of credit. Revolving loans under the Amended Facility may be base rate loans or Eurodollar loans, at the Company's election. Base rate loans shall bear interest at a rate per annum equal to the sum of (i) the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus ½ of 1% and (c) the Adjusted LIBO Rate for a one month Interest Period on such day plus 1%; plus (ii) 2.5%. Eurodollar loans shall bear interest at the Adjusted LIBO Rate, plus 3.5%. The Amended Facility is secured by substantially all the assets of the Company and its domestic subsidiaries, including a pledge by the Company of its equity interest in each of its domestic subsidiaries. If availability under the Amended Facility is less than $10,000,000, the Company will be subject to a monthly fixed charge coverage ratio. The Amended Facility limits the Company's ability to incur indebtedness or liens, its ability to enter into mergers or sell assets, its ability to change the nature of its business, and its ability to enter into certain guarantees. In addition, the Company may not declare or pay dividends if Availability under the Amended Facility is less than $10,000,000. The Amended Facility also contains customary events of default. Upon the occurrence of an event of default, the outstanding obligations under the Amended Facility may be accelerated and become immediately due and payable.

During 2009, the Company incurred facility fees of approximately $0.1 million. In addition, the Company made payments of approximately $0.7 million for financing costs related to the Amended Facility. There were no outstanding advances under this agreement at December 31, 2009. Amounts available under the Amended Facility at December 31, 2009 were reduced by $1.2 million of standby and open letters of credit. The Company did not borrow under the Amended Facility during 2009. The Company had $22.8 million available to borrow as of December 31, 2009.

Through July 30, 2009, the Company had a five-year senior unsecured revolving credit facility (the "Revolving Credit Facility"), with various lenders. During 2009 and 2008, the Company incurred facility fees of approximately $0.1 million and $0.1 million, respectively. There were no outstanding advances under this agreement. Amounts available under the Revolving Credit Facility at December 31, 2008 were reduced by $3.5 million of standby and open letters of credit. The Company had no availability under the Revolving Credit Facility during 2008 and through its termination in 2009.

The Company believes that it will be able to satisfy its current expected cash requirements for 2010, including requirements for its new retail stores, expected enhancement of information systems and anticipated current obligations, primarily with cash flow from operations and cash on hand.

Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements as of December 31, 2009.

Exchange Rates

The Company may enter into forward exchange contracts for its future purchases of inventory denominated in foreign currencies. Gains and losses on forward exchange contracts that are used for hedges are accounted for on the Company's Consolidated Balance Sheet as inventory and an adjustment to equity, and are subsequently accounted for as part of the purchase price of the inventory upon execution of the contract. At December 31, 2009, the Company had no unrealized gains or losses as no forward contracts were outstanding. Unrealized gains and losses are typically included in Accumulated other comprehensive income in the Company's Statement of Changes in Shareholders' Equity and as an adjustment to inventory, which is the underlying exposure on the Company's Consolidated Balance Sheet. While the Company believes that its current procedures with respect to the reduction of risk associated with currency exchange rate fluctuations are adequate, there can be no assurance that such fluctuations will not have a material adverse effect on the results of operations of the Company in the future.

Inventory from contract manufacturers in Asia and Central/South America are purchased in United States dollars and the recent fluctuations of many of these currencies against the United States dollar has not had any material adverse impact on the Company. However, future purchase prices for the Company's products may be impacted by fluctuations in the exchange rate between the United States dollar and the local currencies of the contract manufacturer, which may affect the Company's cost of goods in the future. The Company currently does not believe the potential effects of such fluctuations would have a material adverse effect on the Company.

Effects of Inflation

The Company does not believe that the relatively low rates of inflation experienced over the last few years in the United States, where it primarily competes, have had a significant effect on revenues or profitability.

Critical Accounting Policies and Estimates

General

The Company's management's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to product returns, bad debts, inventories, income taxes, financing operations, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

Inventory

The Company writes down its inventory for estimated obsolescence equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Sales Returns and Allowances

The Company's chargebacks for deductions taken by its customers for returns, discounts and allowances as well as potential future customer deductions is significant to its operations. The Company reserves against known chargebacks as well as potential future customer deductions based on a combination of historical activity and current market conditions. Actual results may differ from these estimates under different assumptions or conditions, which may have a significant impact on the Company's results.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers and licensees to make required payments. Customers include non-factored accounts, accounts collected by the Company's factors with recourse and credit card receivables from third-party service providers. If the financial conditions of these customers and licensees were to deteriorate and impair their ability to make payments, additional allowances may be required.

Impairment of Indefinite-lived Intangible Assets and Long-Lived Assets

The Company performs a review of its indefinite-lived intangible assets and long-lived assets for impairment on a quarterly basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

Fair Value

The Company's financial assets and liabilities are measured using inputs from the three levels of the fair value hierarchy, which are as follows:

- Level 1 - a fair value that is derived from unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
- Level 2 - a fair value that is derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
- Level 3 - a fair value that is derived from inputs that are unobservable or from observable inputs based on unobservable data in an inactive market.

Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred taxes are evaluated for future realization and reduced by a valuation allowance based on income tax accounting guidance applied by management. The Company's assessment of deferred tax assets is performed quarterly and many factors are considered when assessing the likelihood of future realization of deferred tax assets, including the recent earnings experience and expectations of future taxable income by taxing jurisdiction, the carryforward periods available for tax reporting purposes, tax planning strategies and other relevant factors. The actual realization of deferred tax assets may differ significantly from the amounts the Company has recorded.

The Company's income taxes are routinely under audit by federal, state or local authorities. These audits include questioning of the timing and amount of deductions and the allocation of income among various tax jurisdictions. Based on its evaluations of tax positions, the Company believes it has appropriately accrued for probable exposures. To the extent the Company is required to pay amounts in excess of recorded income tax liabilities, the Company's effective tax rate in a given financial statement period could be materially impacted. The Company also measures tax position taken or expected to be taken in a return and records them in the financial statements.

Litigation

The Company is periodically involved in various legal actions arising in the normal course of business. Management is required to assess the probability of any adverse judgments as well as the potential range of any losses. Management determines the required accruals after a careful review of the facts of each significant legal action. The Company's accruals may change in the future due to new developments in these matters.

Contingencies

In the ordinary course of business, the Company is involved in and subject to compliance and regulatory reviews and audits by numerous authorities, agencies and other governmental agents and entities from various jurisdictions. The Company is required to assess the likelihood of any adverse outcomes of these matters. A determination of the amount of reserves required, if any, for these reviews is made after careful analysis of each individual issue. The reserves may change in the future due to new developments or final resolution in each matter, which may have a significant impact on the Company's results.

Stock-based Compensation

The Company records all share-based payments, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The Company measures the cost of services received in exchange for stock options and similar awards based on the grant-date fair value of the award and recognizes this cost in the income statement over the period during which an award recipient is required to provide services in exchange for the award. The Company uses the Black-Scholes model to assess the fair value of non-qualified employee stock options and amortizes this cost over the service period. In addition, stock compensation expense is reduced for estimated forfeitures prior to vesting primarily based on historical annual forfeiture rates and by employee classification. Estimated forfeitures are reassessed on a quarterly basis and may change based on new facts and circumstances.

New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06, *Improving Disclosures About Fair Value Measurements* ("ASU 2010-06"). ASU 2010-06 adds new requirements for disclosures of significant transfers into and out of Levels 1, 2 and 3 of the fair value hierarchy, the reasons for the transfers and the policy for determining when transfers are recognized. ASU 2010-06 also adds new requirements for disclosures about purchases, sales, issuances and settlements on a gross rather than net basis relating to the reconciliation of the beginning and ending balances of Level 3 recurring fair value measurements. It also clarifies the level of disaggregation to require disclosures by "class" rather than by "major category of assets and liabilities" and clarifies that a description of inputs and valuation techniques used to measure fair value is required for both recurring and nonrecurring fair value measurements classified as Level 2 or 3. ASU 2010-06 is effective January 1, 2010 except for the requirements to provide the Level 3 activity of purchases, sales, issuances and settlements on a gross basis which are effective January 1, 2011. The Company will adopt the update on January 1, 2010 and has determined that it will not have a material impact on the Company's consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The Company has marketable securities, specifically auction-rate-securities, that contain "double A" through "double C" rated debt obligations and a preferred share closed end fund that are substantially all insured. All of the Company's auction rate securities have failed at auction as a result of illiquidity and imbalance in order flow within the market. A failed auction is not an indication of an increased credit risk or a reduction in the underlying collateral; however, parties wishing to sell securities could not do so. Based on current market conditions, it is not known when or if the capital markets will come back into balance to achieve successful auctions for these securities. If these auctions continue to fail, it could result in the Company holding securities beyond their next scheduled auction reset dates and will limit the liquidity of these investments. Based on the Company's expected operating cash flows, and other sources and uses of cash, the Company does not anticipate that the lack of liquidity on these investments will affect its ability to execute its current business plan. These assets have been classified as long-term in the Company's Consolidated Balance Sheets and have been recorded at their fair value.

The Company is exposed to currency exchange rate risks with respect to its inventory transactions denominated in foreign currencies, although greater than 95% of the transactions are in US dollars. Business activities in various currencies expose the Company to the risk that the eventual net dollar cash flows from transactions with foreign suppliers denominated in foreign currencies may be adversely affected by changes in currency rates. The Company manages these risks by periodically utilizing foreign exchange contracts. The Company does not enter into foreign currency transactions for trading or speculative purposes. At December 31, 2009, the Company had no forward contracts outstanding.

The Company's earnings may also be affected by changes in short-term interest rates as a result of borrowings that may be made under its credit facilities. A two or less percentage point increase in interest rates affecting the Company's credit facilities would not have had a material effect on the Company's 2009 and 2008 operations.

The Company sources a significant amount of product from China and is subject to foreign currency exposure. If the Yuan is allowed to float freely against other foreign currency, a two percent change in exchange rates could have a material effect on the cost of future inventory purchases to be transacted by the Company.

Item 8. Financial Statements and Supplementary Data

See page F-1 for an index to the consolidated financial statements, the Report of Management and the Reports of the Registered Public Accounting Firm submitted as part of this Annual Report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of December 31, 2009, the Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act and have concluded that the Company's disclosure controls and procedures were effective and designed to ensure that all material information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and (2) accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2009 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2009.

The Company's internal control over financial reporting as of December 31, 2009 was audited by Ernst & Young, LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal controls over financial reporting during its last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Except for the information regarding directors and executive officers of the registrant, which is included in Part I of this Form 10-K, the information required by this item will be contained in the Company's Proxy Statement for its Annual Shareholders' Meeting to be held May 27, 2010 to be filed with the Securities and Exchange Commission within 120 days after December 31, 2009 and which is incorporated herein by reference in response to this item.

Item 11. Executive Compensation

The information required by this item will be contained in the Company's Proxy Statement for its Annual Shareholders' Meeting to be held May 27, 2010 to be filed with the Securities and Exchange Commission within 120 days after December 31, 2009 and which is incorporated herein by reference in response to this item.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be contained in the Company's Proxy Statement for its Annual Shareholders' Meeting to be held May 27, 2010 to be filed with the Securities and Exchange Commission within 120 days after December 31, 2009 and which is incorporated herein by reference in response to this item.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be contained in the Company's Proxy Statement for its Annual Shareholders' Meeting to be held May 27, 2010 to be filed with the Securities and Exchange Commission within 120 days after December 31, 2009, and which is incorporated herein by reference in response to this item.

Item 14. Principal Accounting Fees and Services

The information required by this item will be contained in the Company's Proxy Statement for its Annual Shareholders' Meeting to be held May 27, 2010 to be filed with the Securities and Exchange Commission within 120 days after December 31, 2009 and which is incorporated herein by reference in response to this item.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) (1) See page F-1 for an index to the consolidated financial statements submitted as part of this Annual Report.

(2) Schedule II – Valuation and Qualifying Accounts is required to be filed by Item 8 of Form 10-K.

All other schedules, for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are shown in the financial statements or are inapplicable and therefore have been omitted.

(3) The following exhibits are included in this report:

Exhibit No.	Description
3.01	Restated Certificate of Incorporation of Kenneth Cole Productions, Inc.; Certificate of Merger of Cole Fifth Avenue, Inc. into Kenneth Cole Productions, Inc.; Certificate of Merger of Cole Productions, Inc. into Kenneth Cole Productions, Inc.; Certificate of Merger of Cole Sunset, Inc. into Kenneth Cole Productions, Inc.; Certificate of Merger of Cole Union Street, Inc. into Kenneth Cole Productions, Inc.; Certificate of Merger of Cole West, Inc. into Kenneth Cole Productions, Inc.; Certificate of Merger of Kenneth Cole Woodbury, Inc. into Kenneth Cole Productions, Inc.; Certificate of Merger of Kenneth Cole Leather Goods, Inc. into Kenneth Cole Productions, Inc.; Certificate of Merger of Unlisted into Kenneth Cole Productions, Inc. (Incorporated by reference to Exhibit 3.01 to the Company's Registration Statement on Form S-1, Registration No. 33-77636).
3.02	By-laws. (Incorporated by reference to Exhibit 3.02 to the Company's Registration Statement on Form S-1, Registration No. 33-77636).
3.03	Certificate of Amendment of the Certificate of Incorporation of Kenneth Cole Productions, Inc. dated October 15, 2007 (Previously filed as Exhibit 10.32 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 and incorporated herein by reference).
4.01	Specimen of Class A Common Stock Certificate. (Incorporated by reference to Exhibit 4.01 to the Company's Registration Statement on Form S-1, Registration No. 33-77636).
*10.01	Kenneth Cole Productions, Inc. 1994 Stock Option Plan. (Incorporated by reference to Exhibit 10.04 to the Company's Registration Statement on Form S-1, Registration No. 33-77636).
*10.02	Employment Agreement, dated as of April 30, 1994, between Kenneth Cole Productions, Inc. and Kenneth D. Cole. (Incorporated by reference to Exhibit 10.05 to the Company's Registration Statement on Form S-1, Registration No. 33-77636).
*10.03	Amended and Restated Kenneth Cole Productions, Inc. 1994 Stock Option Plan (Previously filed as an Exhibit to the Registrant's Proxy Statement filed on April 22, 1997 and incorporated herein by reference).
10.04	Kenneth Cole Productions, Inc. Employee Stock Purchase Plan (Incorporated by reference to the Company's Registration Statement on Form S-8 Registration No. 33-31868, filed on March 7, 2000).
10.05	Kenneth Cole Productions, Inc. 2004 Stock Incentive Plan (Incorporated by reference to the Company's Registration Statement on Form S-8 Registration No. 333-119101, filed on September 17, 2004).
10.06	Kenneth Cole Productions, Inc. 2004 Stock Incentive Plan (Incorporated by reference to the Company's Registration Statement on Form S-8 Registration No. 333-131724 filed on February 10, 2006).
10.07	Stock Purchase Agreement between Kenneth Cole Productions, Inc. and Bernard Chaus, Inc. dated June 13, 2005 (Previously filed as Exhibit 10.21 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 and incorporated herein by reference).
10.08	Employment Agreement between Kenneth Cole Productions, Inc. and Richard S. Olicker dated January 3, 2006 (Previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on January 10, 2006).
10.09	Employment Agreement between Kenneth Cole Productions, Inc. and Joel Newman dated February 13, 2006 (Previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on February 16, 2006).
10.10	Kenneth Cole Productions, Inc. 2004 Stock Incentive Plan (Amended and Restated as of April 20, 2005) (Previously filed as Exhibit 10.26 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006 and incorporated herein by reference).

10.11	Kenneth Cole Productions, Inc. Sample Grant Award Letter (Previously filed as Exhibit 10.27 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006 and incorporated herein by reference).
10.12	Employment Agreement between Kenneth Cole Productions, Inc. and Michael DeVirgilio dated March 31, 2006 (Previously filed as Exhibit 10.28 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 and incorporated herein by reference).
10.13	Employment Agreement between Kenneth Cole Productions, Inc. and Douglas Jakubowski dated October 12, 2006 (Previously filed as Exhibit 10.30 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 and incorporated herein by reference).
10.14	Credit Agreement between J.P. Morgan Securities Inc., JPMorgan Chase Bank, National Association, PNC Bank, National Association, Bank of America, N.A., and Wachovia Bank, National Association, and Kenneth Cole Productions, Inc. dated as of December 20, 2006. (Previously filed as Exhibit 10.31 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 and incorporate herein by reference).
10.15	Employment Agreement between Kenneth Cole Productions, Inc. and Jill Granoff dated May 5, 2008 (Previously filed as Exhibit 10.33 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 and incorporated herein by reference).
10.16	Receivables management agreement between The CIT Group/Commercial Services, Inc. and Kenneth Cole Productions, Inc. dated November 7, 2008.
10.17	Amendment No. 2 to the Credit Agreement between J.P. Morgan Securities Inc., JPMorgan Chase Bank, National Association, PNC Bank, National Association, Bank of America, N.A., and Wachovia Bank, National Association, and Kenneth Cole Productions, Inc. dated as of July 30, 2009. (Previously filed as Exhibit 10.01 to the Registrant's Current Report on Form 8-K filed on August 6, 2009).
10.18	Amended and Restated Credit Agreement between J.P. Morgan Securities Inc., JPMorgan Chase Bank, National Association, PNC Bank, National Association, Bank of America, N.A., and Wachovia Bank, National Association, and Kenneth Cole Productions, Inc. dated as of July 30, 2009. (Previously filed as Exhibit 10.01 to the Registrant's Current Report on Form 8-K filed on August 6, 2009).
+21.01	List of Subsidiaries.
+23.01	Consent of Independent Registered Public Accounting Firm.
+23.02	Consent of Independent Appraisal Firm.
+23.03	Consent of Independent Appraisal Firm.
+31.1	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rule 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
+31.2	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rule 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
+32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
+32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Management contract or compensatory plan or arrangement required to be identified pursuant to Item 15(a) (3) of this report.

+ Filed herewith.

Kenneth Cole Productions, Inc. and Subsidiaries
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of Kenneth Cole Productions, Inc.

We have audited the accompanying consolidated balance sheets of Kenneth Cole Productions, Inc. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 4 to the consolidated financial statements, the Company changed its method of accounting for other-than-temporary impairment on investments with the adoption of the guidance originally issued in FASB Staff Position FAS 115-2, FAS 124-2, and EITF 99-20-2, *Recognition and Presentation of Other-Than-Temporary Impairments* (codified in FASB ASC Topic 320, *Investments - Debt and Equity Securities*) effective June 15, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York
March 8, 2010

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of Kenneth Cole Productions, Inc.

We have audited Kenneth Cole Productions, Inc. and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated March 8, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York
March 8, 2010

Kenneth Cole Productions, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31, 2009	December 31, 2008
Assets		
Current assets:		
Cash and cash equivalents	**$ 68,505,000**	$ 64,704,000
Due from factors	**743,000**	9,190,000
Accounts receivable, less allowance for doubtful accounts of $186,000 and $1,061,000, respectively	**29,461,000**	32,018,000
Inventories	**29,080,000**	43,342,000
Prepaid expenses and other current assets	**8,809,000**	2,738,000
Deferred taxes, net	**--**	5,645,000
Total current assets	**136,598,000**	157,637,000
Property and equipment, at cost, less accumulated depreciation and amortization	**53,952,000**	57,790,000
Other assets:		
Intangible assets, net	**7,492,000**	19,842,000
Deferred taxes, net	**909,000**	33,541,000
Investments and other	**8,136,000**	7,280,000
Deferred compensation plans' assets	**41,170,000**	37,345,000
Total other assets	**57,707,000**	98,008,000
Total Assets	**$248,257,000**	$313,435,000

See accompanying notes to consolidated financial statements.

Kenneth Cole Productions, Inc. and Subsidiaries
Consolidated Balance Sheets (continued)

	December 31,	
	2009	2008
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	**$ 36,336,000**	$ 42,935,000
Other current liabilities	**7,779,000**	11,669,000
Deferred income	**3,799,000**	5,512,000
Income taxes payable	**73,000**	--
Total current liabilities	**47,987,000**	60,116,000
Accrued rent and other long-term liabilities	**17,501,000**	17,842,000
Deferred compensation plans' liabilities	**39,477,000**	35,715,000
Commitments and contingencies		
Shareholders' equity:		
Series A Convertible Preferred Stock, par value $1.00, 1,000,000 shares authorized; none outstanding	**--**	--
Class A Common Stock, par value $.01, 40,000,000 shares authorized; 15,933,282 and 15,726,672 issued as of December 31, 2009 and 2008, respectively	**159,000**	157,000
Class B Convertible Common Stock, par value $.01, 9,000,000 shares authorized; 8,010,497 issued and outstanding as of December 31, 2009 and 2008, respectively	**80,000**	80,000
Additional paid-in capital	**107,452,000**	103,318,000
Accumulated other comprehensive income	**1,346,000**	650,000
Retained earnings	**159,176,000**	220,478,000
	268,213,000	324,683,000
Class A Common Stock in treasury, at cost, 5,855,550 as of December 31, 2009 and 2008, respectively	**(124,921,000)**	(124,921,000)
Total shareholders' equity	**143,292,000**	199,762,000
Total Liabilities and Shareholders' Equity	**$248,257,000**	$313,435,000

See accompanying notes to consolidated financial statements.

Kenneth Cole Productions, Inc. and Subsidiaries
Consolidated Statements of Operations

	Year ended December 31,		
	2009	2008	2007
Net sales	**$370,955,000**	$448,578,000	$466,405,000
Royalty revenue	**39,445,000**	43,759,000	44,315,000
Net revenues	**410,400,000**	492,337,000	510,720,000
Cost of goods sold	**239,396,000**	293,452,000	287,408,000
Gross profit	**171,004,000**	198,885,000	223,312,000
Selling, general and administrative expenses	**182,209,000**	208,168,000	207,863,000
Impairment of intangible and long-lived assets	**19,280,000**	3,028,000	10,564,000
Operating (loss)/income	**(30,485,000)**	(12,311,000)	4,885,000
Interest and other income, net	**484,000**	1,730,000	5,661,000
Impairment of investments	**(1,038,000)**	(7,840,000)	(295,000)
(Loss)/income before provision for/(benefit from) income taxes	**(31,039,000)**	(18,421,000)	10,251,000
Provision for/(benefit from) income taxes	**32,199,000**	(3,621,000)	3,168,000
Net (loss)/income	**$(63,238,000)**	$(14,800,000)	$ 7,083,000
(Loss)/earnings per share:			
Basic	**$(3.52)**	$(0.80)	$0.35
Diluted	**$(3.52)**	$(0.80)	$0.35
Dividends declared per share	--	$0.36	$0.72
Shares used to compute (loss)/earnings per share:			
Basic	**17,983,000**	18,423,000	20,057,000
Diluted	**17,983,000**	18,423,000	20,325,000

See accompanying notes to consolidated financial statements.

Kenneth Cole Productions, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity

	Class A Common Stock		Class B Common Stock					Treasury Stock		
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Number of Shares	Amount	Total
Balance at 12/31/06	15,587,651	$156,000	8,010,497	$80,000	$92,041,000	$1,884,000	$249,653,000	(3,596,592)	$(86,138,000)	$257,676,000
Net Income							7,083,000			7,083,000
Translation adjustment from Foreign currency, net of taxes $388,000						620,000				620,000
Unrealized loss on available-for-sale securities, net of taxes $(995,000)						(1,590,000)				(1,590,000)
Comprehensive income										6,113,000
Stock-based compensation expense					7,065,000					7,065,000
Exercise of stock options and related tax benefits	308,800	3,000			5,357,000					5,360,000
Issuance of restricted stock and related tax benefits	97,320	1,000			118,000					119,000
Shares surrendered by employees to pay taxes on restricted stock	(37,878)				(887,000)					(887,000)
Issuance of Class A Common Stock from ESPP	17,022				340,000					340,000
Purchase of Class A Stock								(1,008,000)	(19,168,000)	(19,168,000)
Reissuance of Treasury Shares	(368,242)	(4,000)			(4,757,000)			368,242	4,761,000	--
Dividends paid on common stock							(14,628,000)			(14,628,000)
Balance at 12/31/07	15,604,673	$156,000	8,010,497	$80,000	$99,277,000	$914,000	$242,108,000	(4,236,350)	$(100,545,000)	$241,990,000
Net Loss							(14,800,000)			(14,800,000)
Translation adjustment from Foreign currency, net of taxes ($189,000)						(773,000)				(773,000)
Unrealized gain on available-for-sale securities, net of reclassification adjustment, net of taxes of $319,000						509,000				509,000
Comprehensive loss										(15,064,000)
Stock-based compensation expense					5,224,000					5,224,000
Exercise of stock options and related tax benefits	5,400				71,000					71,000
Issuance of restricted stock and related tax benefits	148,541	1,000			(676,000)					(675,000)
Shares surrendered by employees to pay taxes on restricted stock	(48,271)				(789,000)					(789,000)
Issuance of Class A Common Stock from ESPP	16,329				211,000					211,000
Purchase of Class A Stock								(1,619,200)	(24,376,000)	(24,376,000)
Dividends paid on common stock							(6,830,000)			(6,830,000)
Balance at 12/31/08	15,726,672	$157,000	8,010,497	$80,000	$103,318,000	$650,000	$220,478,000	(5,855,550)	$(124,921,000)	$199,762,000
Cumulative adjustment for non-credit component of impaired securities through Q2 2009						(2,298,000)	2,298,000			--
Net Loss							(63,238,000)			(63,238,000)
Other-than-temporary impairment for non-credit component of impaired securities						(90,000)				(90,000)
Translation adjustment from foreign currency						418,000				418,000
Unrealized gain on available-for-sale securities						2,252,000				2,252,000
Comprehensive loss										(60,658,000)
Realized loss for non-credit component of impaired securities						414,000				414,000
Stock-based compensation expense					6,555,000					6,555,000
Issuance of restricted stock and related tax benefits	288,917	2,000			(1,736,000)					(1,734,000)
Shares surrendered by employees to pay taxes on restricted stock	(107,442)				(842,000)					(842,000)
Issuance of Class A Common Stock from ESPP	25,135				157,000					157,000
Dividends associated with vesting of restricted stock							(362,000)			(362,000)
Balance at 12/31/09	**15,933,282**	**$159,000**	**8,010,497**	**$80,000**	**$107,452,000**	**$1,346,000**	**$159,176,000**	**(5,855,550)**	**$(124,921,000)**	**$143,292,000**

See accompanying notes to consolidated financial statements

Kenneth Cole Productions, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	For the years ended December 31,		
	2009	2008	2007
Cash flows provided by operating activities			
Net (loss)/income	**$(63,238,000)**	$ (14,800,000)	$ 7,083,000
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:			
Depreciation and amortization	**9,734,000**	9,229,000	12,032,000
Impairment of intangible and long-lived assets	**19,280,000**	3,028,000	10,564,000
(Benefit from)/provision for doubtful accounts	**(320,000)**	1,309,000	188,000
Provision for/(benefit from) deferred taxes	**30,737,000**	(10,371,000)	(10,989,000)
Unrealized (gain)/loss from investments	**(2,252,000)**	(509,000)	1,590,000
Writedown of investments	**1,038,000**	7,840,000	295,000
Stock-based compensation expense	**6,555,000**	5,145,000	7,144,000
Tax benefit from stock option exercises and restricted stock vested	**(892,000)**	(933,000)	(2,309,000)
Changes in operating assets and liabilities:			
Decrease in due from factors	**8,447,000**	18,942,000	7,404,000
Decrease/(increase) in accounts receivable	**2,877,000**	(13,522,000)	(352,000)
Decrease/(increase) in inventories	**14,262,000**	4,691,000	(1,759,000)
(Increase)/decrease in prepaid expenses and other current assets	**(6,913,000)**	2,149,000	(219,000)
Decrease/(increase) in other assets	**6,305,000**	10,168,000	(8,206,000)
(Decrease)/increase in accounts payable and accrued expenses	**(6,599,000)**	3,965,000	2,916,000
(Decrease)/increase in deferred income and other current liabilities	**(5,223,000)**	753,000	1,621,000
Increase/(decrease) in income taxes payable	**73,000**	(1,355,000)	(1,052,000)
Increase/(decrease) in other long-term liabilities	**3,421,000**	(3,827,000)	8,456,000
Net cash provided by operating activities	**17,292,000**	21,902,000	34,407,000
Cash flows used in investing activities			
Acquisition of property and equipment	**(12,059,000)**	(9,382,000)	(10,573,000)
Purchase of intangible assets	**(767,000)**	(6,567,000)	(13,368,000)
Proceeds from sale of marketable securities	**1,068,000**	--	8,350,000
Purchases of marketable securities	**--**	--	(4,700,000)
Net cash used in investing activities	**(11,758,000)**	(15,949,000)	(20,291,000)
Cash flows used in financing activities			
Shares surrendered by employees to pay taxes on restricted stock	**(842,000)**	(789,000)	(887,000)
Excess tax benefit from stock options and restricted stock	**--**	8,000	1,194,000
Proceeds from exercise of stock options	**--**	63,000	4,285,000
Proceeds from employee stock purchase plan	**157,000**	211,000	340,000
Payments of financing costs	**(724,000)**	--	--
Acquisition of treasury shares	**--**	(24,376,000)	(19,168,000)
Dividends associated with vesting of restricted stock	**(362,000)**	(168,000)	(92,000)
Dividends paid to shareholders	**--**	(6,662,000)	(14,536,000)
Net cash used in financing activities	**(1,771,000)**	(31,713,000)	(28,864,000)
Effect of exchange rate changes on cash	**38,000**	(189,000)	(40,000)
Net increase/(decrease) in cash	**3,801,000**	(25,949,000)	(14,788,000)
Cash and cash equivalents, beginning of year	**64,704,000**	90,653,000	105,441,000
Cash and cash equivalents, end of year	**$68,505,000**	$ 64,704,000	$ 90,653,000
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Interest	**$ 32,000**	$ 175,000	$ 14,000
Income taxes, net	**$ 1,123,000**	$ 3,664,000	$ 16,575,000

See accompanying notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies

A. Description of business

Kenneth Cole Productions, Inc. and its subsidiaries (the "Company") designs, sources and markets a broad range of fashion footwear, handbags and apparel and, through license agreements, designs and markets apparel and accessories under its *Kenneth Cole New York, Kenneth Cole Reaction, Unlisted* and *Le Tigre* brand names, as well as footwear under the proprietary trademark *Gentle Souls.* In addition, the Company designs, develops, and sources private label footwear and handbags for selected retailers. The Company markets its products to approximately 5,500 U.S. department and specialty store locations, the Company's full-priced retail stores, Company Stores ("outlets") and its e-commerce website, as well as internationally through its licensee partners and international retailers.

B. Principles of consolidation

The consolidated financial statements include the accounts of Kenneth Cole Productions, Inc. and its subsidiaries, all of which are wholly owned. Intercompany transactions and balances have been eliminated in consolidation. Certain amounts in the Company's previous financial statements have been reclassified to conform to the 2009 presentation.

C. Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

E. Investments

The Company has marketable securities, specifically auction-rate securities, that are "double A" through "double C" rated debt obligations and a preferred share closed end fund that are substantially all insured. Maturity dates for these securities range from 2033 to 2050. The Company records the securities at fair value, and has classified them as available-for-sale securities. The securities are marketable through a monthly auction process and the interest rate on these securities is reset every 28 days. If the auction process fails a default interest rate is set as defined within the investment prospectus. The purchase and sale of these securities is included in the accompanying Consolidated Statements of Cash Flows as an investing activity. In addition, the Company also has equity investments that are classified as available-for-sale securities.

The Company reviews its security investments to determine whether a decline in fair value is other-than-temporary. Any decline in fair value of an equity investment that is determined to be other-than-temporary is adjusted by an impairment charge within Impairment of investments in the Consolidated Statements of Operations. Any decline in the fair value of an auction-rate security that is determined to be other-than-temporary is adjusted by an impairment charge for only the credit component

Note 1 - Summary of Significant Accounting Policies (continued)

E. Investments (continued)

of the impairment. The non-credit component is recorded within Accumulated other comprehensive income within the Consolidated Balance Sheets. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company's carrying value, the financial condition and operating performance of the investee, the reason for the decline in the fair value and the Company's intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value.

F. Inventories

Inventories, which consist of finished goods, are stated at the lower of cost or fair market value. Cost for the wholesale segment inventory is determined by the first-in, first-out method, while full-priced retail and outlet inventories are based on the moving-average cost method.

G. Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the estimated useful lives of the related assets ranging from three to forty years on a straight-line basis. Leasehold improvements are amortized using the straight-line method over the term of the related lease or the estimated useful life, whichever is less.

The Company reviews long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable as measured by comparing the undiscounted future cash flows to the asset's net book value. Impaired assets are written down to fair value which represents the lesser of the related asset's net book value or the discounted future cash flows of the assets.

H. Intangible Assets

Intangible assets are recorded at cost. Intangible assets that have indefinite lives are not subject to amortization while those with finite lives are amortized over their estimated useful lives.

The Company reviews intangible assets for possible impairment at least annually or whenever events or changes in circumstances indicate that an impairment indicator exists. The Company, with the assistance of an independent appraiser, utilizes a combination of the market approach and the royalty savings method under the income approach to estimate fair value through the application of the discount rate derived from the weighted average cost of capital over the projected cash flows. If the fair value is below the carrying value, the Company will impair the asset.

I. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred taxes are evaluated for future realization and reduced by a valuation allowance based on income tax accounting guidance applied by management. The Company's assessment of deferred tax assets is performed quarterly and many factors are considered when assessing the likelihood of future realization of deferred tax assets, including the recent earnings experience and expectations of future taxable income by taxing jurisdiction, the carryforward periods available for tax reporting purposes, tax

Note 1 - Summary of Significant Accounting Policies (continued)

I. Income taxes (continued)

planning strategies and other relevant factors.

The Company's income taxes are routinely under audit by federal, state or local authorities. These audits include questioning of the timing and amount of deductions and the allocation of income among various tax jurisdictions. Based on its evaluations of tax positions, the Company believes it has appropriately accrued for probable exposures. To the extent the Company is required to pay amounts in excess of recorded income tax liabilities, the Company's effective tax rate in a given financial statement period could be materially impacted. The Company also measures tax position taken or expected to be taken in a return and records them in the financial statements.

J. Revenue recognition

Wholesale revenues are recognized upon shipment of products to customers since title passes upon shipment. Full-priced retail and outlet revenues are recognized at the time of sale. Both wholesale and retail store revenues are shown net of returns, discounts and other allowances. Reserves for estimated returns and allowances for discounts are provided when sales are recorded. The Company has also entered into various trade name license agreements that provide revenues based on minimum royalties and additional revenues based on percentage of defined sales. Minimum royalty revenue is recognized on a straight-line basis over each contract period, as defined in each license agreement. In circumstances whereby licensee sales exceed the quarterly contractual minimums, but not the annual minimums, royalties are deferred on the Consolidated Balance Sheets. As the licensee sales exceed the annual contractual minimums, the royalties are recognized.

K. Advertising costs

Advertising costs are expensed as incurred and are included in Selling, general, and administrative expenses ("SG&A") in the accompanying Consolidated Statements of Operations. Included in advertising expenses are costs associated with cooperative advertising programs, under which the Company generally shares the cost of a customer's advertising expenditures. In addition, licensee contributions toward advertising are recognized when licensed products are sold by the Company's licensees. Such contributions are based on contractual percentages of sales and contain minimums. For licensees whose sales are not expected to exceed contractual sales minimums, contributions relating to advertising are recognized based on the contractual minimums. In circumstances whereby licensee sales exceed the quarterly contractual minimums, but not the annual minimums, such contributions toward advertising are deferred on the Consolidated Balance Sheets. As the licensee sales exceed the annual contractual minimums, the licensee contributions toward advertising are recognized.

L. Stock-based compensation

The Company records all share-based payments, including grants of employee stock options, based on their fair values and uses the modified prospective method to record stock-based compensation expense. The Company measures the cost of services received in exchange for stock options and similar awards based on the grant-date fair value of the award and recognizes this cost in the Consolidated Statements of Operations over the period during which an award recipient is required to provide service in exchange for the award. The Company uses the Black-Scholes model to assess the fair value of share-

Note 1 - Summary of Significant Accounting Policies (continued)

L. Stock-based compensation (continued)

based payments and amortizes this cost over the service period. In addition, stock compensation expense is reduced for estimated forfeitures prior to vesting primarily based on historical annual forfeiture rates and by employee classification. Estimated forfeitures are reassessed on a quarterly basis and may change based on new facts and circumstances.

M. Derivative instruments and hedging activities

The Company may use derivative instruments, typically forward contracts, to manage its risk associated with movements in foreign currency exchange rates in purchasing inventory. The Company recognizes all derivatives on the Consolidated Balance Sheets. Also, derivative instruments that meet certain criteria are classified as cash flow hedges, and changes in fair value are recognized in Accumulated other comprehensive income in the accompanying Consolidated Statements of Changes in Shareholders' Equity, until the underlying transaction is completed and the derivative is settled. Upon settlement, any amounts remaining in Accumulated other comprehensive income are reclassified to earnings. Those derivatives that are not classified as cash flow hedges are adjusted to fair value through earnings. The Company does not hold derivative instruments for the purpose of trading or speculation.

N. Shipping and Handling Costs

The Company includes amounts billed to customers for shipping costs in Net Sales. The related internal and external shipping and handling costs incurred by the Company are included in the Cost of goods sold line item in the accompanying Consolidated Statements of Operations. Such costs include inbound freight costs, purchasing costs, inspection costs, internal transfer costs, and other product procurement related charges.

O. Cost of Goods Sold and Selling, General and Administrative Expenses

Costs associated with the production and procurement of product are included in the Cost of goods sold line item in the accompanying Consolidated Statements of Operations, including inbound freight costs, purchasing costs, inspection costs, and other product procurement related charges. All other expenses, excluding interest and income taxes, are included in Selling, general, and administrative expenses, including receiving, warehousing, and distribution expenses that are general and administrative in nature.

P. Research and Development Costs

The Company does not incur research and development costs.

Note 2 – (Loss)/Earnings Per Share

Basic (loss)/earnings per share is calculated by dividing net (loss)/income by weighted-average common shares outstanding. Diluted (loss)/earnings per share is calculated similarly, except that it includes the dilutive effect of the assumed exercise of securities under the Company's stock incentive plans. Dilutive securities, which include stock options and restricted stock, are determined under the treasury stock method by calculating the assumed proceeds available to repurchase stock using the weighted-average shares outstanding for the period. All stock options and restricted stock outstanding as of December 31, 2009 and 2008 have been excluded in the diluted (loss)/earnings per share calculation as the impact would be antidilutive. Stock options amounting to 1,423,000 as of December 31, 2007 have been excluded from the diluted per share calculations, as the impact would be antidilutive. Basic and diluted loss per common share consists of the following:

	For the Year Ended December 31,		
	2009	2008	2007
Weighted-average common shares outstanding	**17,983,000**	18,423,000	20,057,000
Effect of dilutive securities:			
Restricted stock & employee stock purchase plan	--	--	132,000
Stock options	--	--	136,000
Weighted-average common shares outstanding and common share equivalents	**17,983,000**	18,423,000	20,325,000

Note 3 - Due from Factors and Accounts Receivable

At December 31, 2009 and 2008, the Accounts receivable balance of $29.5 million and $32.0 million, respectively, is net of allowances for doubtful accounts and Consumer Direct sales returns of $0.9 million and $1.8 million, respectively. The allowance for doubtful accounts is provided for estimated losses resulting from the inability of the Company's wholesale customers to make required payments, while the allowance provided for sales returns is for potential future retail customer merchandise returns, both of which are based on management's estimates. In addition, Accounts receivable at December 31, 2009 and 2008 is net of allowances for chargebacks from wholesale customers for returns, discounts, and other deductions of approximately $7.3 million and $6.5 million, respectively. The allowances are provided for known chargebacks reserved for but not written off the Company's financial records and for potential future customer deductions based on management's estimates.

At December 31, 2009 and 2008, the Due from factors balances of $0.7 million and $9.2 million, respectively, which includes chargebacks, is net of allowances for returns, discounts, and other deductions of approximately $0.3 million and $2.9 million, respectively. The Due from factors balances include receivables subject to recourse of $0.1 million and $0.6 million for the year ended December 31, 2009 and 2008, respectively. During the fourth quarter of 2008, the Company converted its factoring agreement with its largest factor to a Receivables Management Agreement ("RMA"). Under the RMA, the factor acts as a collection agent for the Company's assigned receivables without transfer of ownership and as a credit grantor for those receivables subject to credit approval, and are included within Accounts receivable on the Consolidated Balance Sheets. Prior to the RMA, the Company sold primarily all of its accounts receivable to its factors without recourse.

Note 4 - Investments

The Company reviews its investments for other-than-temporary impairment whenever the fair value of an investment is less than historical cost and evidence indicates that an investment's carrying value may not be recoverable within a reasonable period of time. The fair value of the Company's auction-rate securities ("marketable securities") is determined utilizing an independent third-party valuation. The primary variables used in determining fair value include collateral, rating, insurance, credit risk and downgrade risk of the security. In the Company's evaluation of its investments it also considered its ability and intent to hold the investment until the market price recovers, the reasons for the decline in fair value, the duration of the decline in fair value and expected future performance. Based on this evaluation, the Company recorded an other-than-temporary impairment of $1.0 million of its marketable securities, specifically due to decreases in the credit ratings of certain auction-rate securities, within Impairment of investments in the Consolidated Statements of Operations for the year ended December 31, 2009. The Company recorded an other-than-temporary impairment of $7.8 million consisting of marketable securities of $3.2 million and an investment in common stock of one of its licensees of $4.6 million within Impairment of investments in the Consolidated Statements of Operations during the year ended December 31, 2008.

The following table presents gross unrealized gains/(losses) on, and estimated fair value of, the Company's long-term investments as of December 31, 2009 and 2008:

			December 31, 2009			
				Other than	Gross Unrealized	
	Historical Cost	(2) Cost Basis	Estimated Fair Value	Temporary Impairment (1)	Gains	Losses
Auction-rate securities	$ 7,100,000	$3,392,000	$3,529,000	$(90,000)	$ 227,000	--
Equity securities	5,338,000	717,000	3,365,000	--	2,648,000	--
Total	$12,438,000	$4,109,000	$6,894,000	$(90,000)	$2,875,000	--

			December 31, 2008		
			Estimated	Gross Unrealized	
	Historical Cost	(2) Cost Basis	Fair Value	Gains	Losses
Auction-rate securities	$ 8,600,000	$5,085,000	$5,085,000	$ --	--
Equity securities	5,338,000	717,000	899,000	182,000	--
Total	$13,938,000	$5,802,000	$5,984,000	$182,000	--

(1) The non-credit portion of the other-than-temporary impairment related to auction-rate securities are recorded in Accumulated other comprehensive income.
(2) The cost basis is historical cost less other-than-temporary impairment not reflected in Accumulated other comprehensive income.

In accordance with accounting guidance issued and effective June 30, 2009, the Company recorded a balance sheet reclassification between Retained earnings and Accumulated other comprehensive income of $2.3 million related to the non-credit component of previous writedowns of auction-rate securities in the Consolidated Balance Sheets. As the result of the sale of one of its auction-rate securities during 2009, the Company recorded a realized loss of $0.4 million which had been previously reclassified to Accumulated other comprehensive income as well as a $0.1 million realized gain from the proceeds of the sale. The proceeds were $1.1 million with a cost basis of $1.0 million. The security was written down from a historical cost of $1.5 million through other-than-temporary impairments recorded prior to being sold. The Company also recorded a $0.7 million other-than-

Note 4 – Investments (continued)

temporary impairment of its remaining auction-rate securities during the year-ended December 31, 2009, which in aggregate resulted in the recording of a $1.0 million realized loss within Impairment of investments in the Consolidated Statements of Operations. In addition, the Company recorded a net unrealized gain of approximately $2.7 million and $0.2 million for the years ended December 31, 2009 and 2008, respectively, primarily relating to its equity securities. Auction-rate securities are recorded as long-term within Investments and other in the Consolidated Balance Sheets at December 31, 2009 and 2008 based on the lack of an active credit market for investors to purchase and sell these investments.

Note 5 - Fair Value Measurement

The Company's financial assets, measured at fair value on a recurring basis, were as follows:

	Fair Value at December 31, 2009	Fair Value at December 31, 2008	Hierarchy
Investments	$ 3,365,000	$ 899,000	Level 1
Deferred compensation plans' assets	$36,192,000	$32,909,000	Level 2
Marketable securities (auction-rate securities)	$ 3,529,000	$ 5,085,000	Level 3

A Level 1 hierarchy represents a fair value that is derived from unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. A Level 2 hierarchy represents a fair value that is derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. A Level 3 hierarchy represents a fair value that is derived from inputs that are unobservable or from observable inputs based on unobservable data in an inactive market.

The following table presents the reconciliation of the beginning and ending fair value measurements of the Company's Level 3 inputs, marketable securities, specifically auction-rate securities, measured at fair value using observable inputs based on unobservable data in an inactive market as of December 31, 2009:

Beginning balance at January 1, 2009	$5,085,000
Realized gain included in Statement of Operations	107,000
Sale of marketable security (auction-rate security)	(1,068,000)
Unrealized gains recorded in other comprehensive income	227,000
Impairment charge recorded in other comprehensive income	(90,000)
Impairment charge included in Statement of Operations	(732,000)
Ending balance at December 31, 2009	$3,529,000

The Company recorded an other-than-temporary impairment of $0.7 million and $0.3 million of its marketable securities, specifically auction-rate securities, within Impairment of investments in the Consolidated Statements of Operations for the year ended December 31, 2009 and 2007, respectively. For the year ended December 31, 2008, the Company recorded an other-than temporary impairment of $7.8 million consisting of marketable securities of $3.2 million and an investment in common stock of one of its licensees of $4.6 million within Impairment of investments in the Consolidated Statements of Operations.

Note 6 - Property and Equipment

Property and equipment consist of the following:

	Useful lives	December 31, 2009	2008
Property and equipment—at cost:			
Land		**$ 5,462,000**	$ 5,462,000
Building and building improvements	15-40 years	**34,254,000**	33,773,000
Furniture and fixtures	7 years	**33,550,000**	30,263,000
Machinery and equipment	3-7 years	**27,131,000**	26,568,000
Leasehold improvements	Up to 10 years	**38,099,000**	36,017,000
		138,496,000	132,083,000
Less accumulated depreciation and amortization		**84,544,000**	74,293,000
Net property and equipment		**$ 53,952,000**	$ 57,790,000

Depreciation and amortization expense amounted to $9.4 million, $8.9 million and $11.8 million for the years ended December 31, 2009, 2008 and 2007, respectively, and are classified within SG&A in the Consolidated Statements of Operations.

Note 7 – Impairment of Long-Lived Assets

The Company reviews long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable as measured by comparing the undiscounted future cash flows to the asset's net book value. In 2009, 2008, and 2007, the Company recorded non-cash asset impairment charges of $6.5 million, $1.9 million and $10.6 million, respectively, related to its stores' assets. In 2008, the Company recorded a non-cash asset impairment charge of $1.1 million for shop-in-shops' build out costs. These impairment charges were recorded within Impairment of intangible and long-lived assets in the Consolidated Statements of Operations.

Note 8 - Intangible Assets

Intangible assets, primarily trademarks, consist of the following:

	December 31, 2009	2008
Indefinite lived intangible assets	**$5,000,000**	$17,762,000
Finite lived intangible assets	**3,789,000**	3,022,000
Less accumulated amortization	**(1,297,000)**	(942,000)
Net finite lived intangible assets	**2,492,000**	2,080,000
Net intangible assets	**$7,492,000**	$19,842,000

Note 8 - Intangible Assets (continued)

Amortization expense amounted to $0.4 million, $0.3 million and $0.2 million for the years ended December 31, 2009, 2008 and 2007, respectively, and are classified within SG&A in the Consolidated Statements of Operations. The weighted-average amortization period of intangible assets acquired in 2009 and 2008 is 16.5 years and 9.6 years, respectively. Amortization expense for the following five years is estimated to be as follows:

2010	$360,000
2011	344,000
2012	335,000
2013	306,000
2014	284,000

The Company acquired the *Le Tigre* trademark and other intellectual property associated with the *Le Tigre* brand from Le Tigre, LLC for $18.5 million. The Company recorded the intellectual property in Intangible assets, net on the accompanying Consolidated Balance Sheets at fair value. Based on an independent appraisal, management allocated the majority of the $18.5 million paid as an indefinite lived intangible asset, which is not subject to amortization, and a nominal amount as a finite lived intangible asset, which is subject to amortization.

In connection with its annual impairment review of the indefinite lived *Le Tigre* trademark as of December 31, 2009, management reviewed its business plan and internal forecasts along with its ability to enter into or expand agreements with its licensees or potential licensees and partners to determine if impairment indicators existed. The Company has expanded the brand internationally and domestically through retail outlets; however, the Company mutually agreed to not extend its two and a half year *Le Tigre* licensing agreement with JC Penney which prompted an impairment indicator. As such, the Company compared the fair value of the trademark to the carrying value. The Company, with the assistance of an independent appraiser, utilized a combination of the market approach and the royalty savings method under the income approach to estimate fair value. Based upon this review, the Company recorded an impairment charge of $12.8 million for the year ended December 31, 2009 within Impairment of intangible and long-lived assets in the Consolidated Statements of Operations within the Licensing segment.

During 2009, the Company purchased the *Gentle Souls* footwear technology patent for $0.5 million. During 2008, the Company paid $0.5 million for the final cash payment related to the *Gentle Souls* trademark purchased in 2006.

Note 9 - Segment Reporting

The Company has three reportable segments: Wholesale, Consumer Direct and Licensing. The Wholesale segment designs and sources a broad range of fashion footwear, handbags, accessories, and apparel and markets its products for sale to approximately 5,500 U.S. department and specialty store locations, to the Company's Consumer Direct segment and international retailers. The Consumer Direct segment markets a broad selection of the Company's branded products, including licensee products, for sale directly to the consumer through its own channels of distribution, which include full-priced retail stores, outlets and its e-commerce website (at website address *www.kennethcole.com*). The Licensing segment, through third-party licensee agreements, has evolved the Company from a footwear resource to a diverse lifestyle brand competing effectively in approximately 30 apparel and accessories categories for men, women and children. The Company maintains control over quality, brand image and distribution of the licensees products. This segment primarily consists of royalties earned on the purchase and sale to foreign retailers, distributors, or to consumers in foreign countries and licensee sales to third parties of the Company's trademarks and trade names. The Company's reportable segments are business units that offer products to overlapping consumers through different channels of distribution. Each segment is managed separately, although planning, implementation and results across segments are reviewed internally by the executive management committee. The Company evaluates performance of each of its segments and allocates resources based on profit or loss before stock-based compensation expense, writedown of marketable securities, impairment of intangible and long-lived assets, unallocated corporate overhead and income taxes for each segment. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies. Intersegment sales between the Wholesale and Consumer Direct segments are eliminated in consolidation.

Note 9 - Segment Reporting (continued)

Financial information of the Company's reportable segments is as follows (dollars in thousands):

	Wholesale	Consumer Direct	Licensing	Totals
Year Ended December 31, 2009				
Revenues	**$201,420**	**$169,535**	**$39,445**	**$410,400**
Intersegment revenues	**35,210**	**--**	**--**	**35,210**
Interest and other income, net	**484**	**--**	**--**	**484**
Depreciation expense	**2,974**	**6,405**	**--**	**9,379**
Segment (loss)/income (1) (2)	**(8,807)**	**(19,982)**	**31,932**	**3,143**
Impairment of intangible and long-lived assets	**--**	**6,518**	**12,762**	**19,280**
Segment assets (3)	**160,270**	**48,007**	**39,980**	**248,257**
Expenditures for long-lived assets	**1,081**	**11,023**	**722**	**12,826**
Year Ended December 31, 2008				
Revenues	$267,151	$181,427	$43,759	$492,337
Intersegment revenues	40,458	--	--	40,458
Interest and other income, net	1,730	--	--	1,730
Depreciation expense	3,048	5,873	--	8,921
Segment (loss)/income (1) (2)	(8,484)	(18,662)	33,785	6,639
Impairment of long-lived assets	1,111	1,917	--	3,028
Segment assets (3)	196,024	55,071	62,340	313,435
Expenditures for long-lived assets	2,088	7,309	6,552	15,949
Year Ended December 31, 2007				
Revenues	$290,768	$175,637	$44,315	$510,720
Intersegment revenues	27,804	--	--	27,804
Interest and income, net	5,366	--	--	5,366
Depreciation expense	3,575	8,145	73	11,793
Segment income/(loss) (1) (2)	13,544	(13,373)	36,655	36,826
Impairment of long-lived assets	--	10,564	--	10,564
Segment assets (3)	255,818	51,904	48,400	356,122
Expenditures for long-lived assets	1,309	9,364	13,268	23,941

(1) Excludes stock-based compensation expense, writedown of marketable securities, impairment of intangible and long-lived assets, unallocated corporate overhead and income taxes. In 2009, the Company reclassified the impairment of long-lived assets from the Consumer Direct segment to an unallocated corporate charge. Amounts in 2008 and 2007 have been reclassified to conform to the 2009 presentation.

(2) The Wholesale segment includes primarily all of the Company's allocated corporate overhead.

(3) The Wholesale segment includes corporate assets.

Note 9 - Segment Reporting (continued)

The reconciliation of the Company's reportable segment revenues and profit and loss are as follows (dollars in thousands):

Revenues	**2009**	2008	2007
Revenues for reportable segments	$410,400	$492,337	$510,720
Intersegment revenues	35,210	40,458	27,804
Elimination of intersegment revenues	(35,210)	(40,458)	(27,804)
Total consolidated revenues	$410,400	$492,337	$510,720
(Loss)/income			
Total income for reportable segments (1)	$3,143	$6,639	$36,826
Elimination of stock-based compensation expense, writedown of marketable securities, impairment of intangible and long-lived assets and unallocated corporate overhead	(34,182)	(25,060)	(26,575)
Total (loss)/income before provision for/(benefit from) income taxes	$(31,039)	$(18,421)	$10,251

(1) Excludes stock-based compensation expense, writedown of marketable securities, impairment of intangible and long-lived assets, unallocated corporate overhead and income taxes.

Revenues from international customers were approximately 5.0%, 3.9%, and 3.0% of the Company's consolidated revenues for the years ended December 31, 2009, 2008 and 2007, respectively.

Note 10 - Other Current Liabilities

Other current liabilities consist of the following:

	December 31,	
	2009	2008
Rent	**$ 837,000**	$ 989,000
Compensation	**4,348,000**	7,972,000
Customer credits	**1,673,000**	1,750,000
Other	**921,000**	958,000
Total other current liabilities	**$7,779,000**	$11,669,000

Note 11 - Benefit Plans

A. 401(k) Plan

The Company's 401(k) profit-sharing plan covers all domestic employees, subject to certain minimum age and length of service requirements who are permitted to contribute specified percentages of their salary up to the maximum permitted by the Internal Revenue Service. As defined in the 401(k) Plan document, the Company may make a matching and/or additional discretionary contribution. No additional discretionary contributions were made during 2009. Contributions to the plan for the years ended December 31, 2009, 2008 and 2007 were approximately $0.2 million, $0.5 million and $0.5 million, respectively.

Note 11 - Benefit Plans (continued)

B. Deferred compensation plans

The Company has three nonqualified deferred compensation plans that are maintained primarily to provide deferred compensation benefits for the Company's "highly compensated employees", as defined. The Company accounts for the investments in the deferred compensation plans as trading securities. The unrealized gains and losses on the investments are recorded in Selling, general and administrative expenses in the accompanying Consolidated Statements of Operations offset against the related deferred compensation accounts within the Consolidated Balance Sheets. The assets are included in Deferred compensation plans' assets, and the related liabilities are included in Deferred compensation plans' liabilities. The Company's deferred compensation plans comply with regulation 409a of the Internal Revenue Code which regulates deferred compensation.

The Kenneth Cole Productions, Inc. Deferred Compensation Plan is solely for the Company's Chairman and Chief Creative Officer. During 2009, the Company's Chairman and Chief Creative Officer did not defer any of his salary or bonus to the plan. Amounts deferred and invested under this plan, at his discretion, were $1.6 million and $2.0 million for the years ended December 31, 2008 and 2007, respectively. As of December 31, 2009 and 2008, the Company has recorded the fair value of the related assets and a corresponding liability of $36.2 million and $32.9 million, respectively, for this plan. The assets are primarily comprised of interests in limited partnerships that invest in a variety of assets including publicly traded equity securities, debt securities and privately-held companies. The general partners that manage the limited partnerships determine the fair value of the plan's investment by determining the net asset valuation in accordance with applicable accounting standards. The Company records the plan's assets at their fair value as of the dates of the Consolidated Balance Sheets based upon the net asset valuation. Certain of these investments have short-term lockup provisions and redemption restrictions which require advance notice for redemption. Management does not believe that these short-term lockup provisions and redemption restrictions affect the Plan's ability to transact redemptions at the net asset value. At December 31, 2009 and 2008 there are no unfunded commitments to the limited partnerships.

The Kenneth Cole Productions, Inc. Nonqualified Deferred Compensation Plan ("Nonqual Plan") provides for the Company, at its discretion, to fund the Nonqual Plan on behalf of qualified employees. Contributions by the Company are 100% vested at time of funding and the employee has the right to select various investment options. The employees are entitled to the assets based upon the returns of the various investments that they can elect. The Company has the right to invest in any funds it chooses. The Company has funded the Nonqual Plan with Company owned variable life insurance contracts. Amounts deferred under the plan were $0.1 million, $0.3 million and $0.2 million for the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009 and 2008, the Company has recorded a liability of $0.8 million and $0.8 million, respectively, for this plan.

The Supplemental Executive Retirement Plan ("SERP") provides for the Company, at its discretion, to fund the SERP on behalf of qualified employees. Contributions by the Company are vested based upon the respective participants' years of service, and the employee has the right to select various investment options. Employees are entitled to the assets based upon the returns of various investments they elect from the Company's contributions that are vested. The Company has the right to invest in any funds at its discretion and has funded the SERP with Company owned variable life insurance contracts. As of December 31, 2009 and 2008, the Company has recorded a liability of $2.5 million and $2.0 million, respectively.

Note 11 - Benefit Plans (continued)

B. Deferred Compensation Plans (continued)

The cash surrender value of the Nonqual Plan and SERP investments was $5.0 million and $4.4 million at December 31, 2009 and 2008, respectively.

On January 1, 2008 the Company amended its SERP. Under the amended plan, benefits earned become 30% vested after 3 years of service, 60% vested after 6 years of service and 100% vested after 10 years of service or termination of service resulting from retirement, disability or death.

C. Employee Stock Purchase Plan

The Company sponsors a qualified employee stock purchase plan ("ESPP"), the terms of which allow for qualified employees, as defined, to participate in the purchase of designated shares of the Company's Class A Common Stock at a price equal to 85% of the closing price at the end of each quarterly stock purchase period. For the years ended December 31, 2009, 2008 and 2007, employees purchased 25,135, 16,329, and 17,022 shares, respectively. Total shares purchased through December 31, 2009 were 152,938.

Note 12 - Stock–Based Compensation

The Company's 2004 Stock Incentive Plan (the "Plan"), as amended, authorizes the grant of options and restricted stock to employees for up to 9,320,162 shares of the Company's Class A Common Stock, of which 2,965,274 are available for future grants. The Plan provides for the grant of stock options, restricted stock awards and other stock unit awards to directors, officers and other eligible employees. Stock options are granted with an exercise price equal to the market value of a share of common stock on the date of grant. Stock option grants expire within 10 years and vest on a graded basis within two to four years from the date of grant. Restricted stock unit awards generally vest on a graded basis over a two to four year period or cliff vest after three years. All awards are expensed on a straight-line basis.

The Company elected to use the modified perspective transition method to record stock-based compensation expense. All share-based payments to employees, including grants of employee stock options, are recognized as compensation expense over the service period (generally the vesting period) in the consolidated financial statements based on their fair values. The impact of forfeitures that may occur prior to vesting is also estimated and considered in the amount recognized. Also, the realization of tax benefits in excess of amounts recognized for financial reporting purposes is recognized in the Consolidated Statements of Cash Flows as a financing activity. In addition, the Company's ESPP is considered compensatory, as the ESPP contains a purchase price discount in excess of 5%.

Note 12 - Stock–Based Compensation (continued)

The following table summarizes stock option activity for the years ended December 31, 2009, 2008 and 2007:

	Shares	Weighted-average exercise price per share
Outstanding as of December 31, 2006	2,118,885	$23.60
Granted	20,000	$23.75
Exercised	(308,800)	$13.88
Expired	(65,306)	$29.62
Forfeited	(10,000)	$23.85
Outstanding as of December 31, 2007	1,754,779	$25.08
Granted	881,500	$14.69
Exercised	(5,400)	$11.71
Expired	(173,949)	$24.96
Forfeited	(45,667)	$14.97
Outstanding as of December 31, 2008	2,411,263	$21.51
Granted	838,656	$6.71
Exercised	--	--
Expired	(186,508)	$19.53
Forfeited	(54,125)	$13.12
Outstanding as of December 31, 2009	3,009,286	$17.66
Exercisable as of December 31, 2009	1,938,552	$20.96

The weighted-average grant-date fair value of options granted during the years ended December 31, 2009, 2008 and 2007 was $3.52, $4.98 and $10.18, respectively. The weighted-average remaining term for stock options outstanding and exercisable, as of December 31, 2009, was 6.0 and 4.4 years, respectively. The aggregate intrinsic value of stock options outstanding and exercisable as of December 31, 2009 was $2.4 million and $1.5 million, respectively. The intrinsic value for stock options is calculated based on the exercise price of the underlying awards and the market price of the Company's common stock as of the reporting date. The total fair value of options vested during the years ended December 31, 2009, 2008 and 2007 was $2.4 million, $1.5 million and $1.4 million, respectively.

For the year ended December 31, 2009 there were no stock option exercises. The intrinsic value related to the exercise of stock options was approximately $20,000 and $2.9 million for the years ended December 31, 2008 and 2007, respectively, which was tax deductible. In addition, 368,242 treasury shares were re-issued for options exercised and restricted stock vested during the year ended December 31, 2007.

Note 12 - Stock–Based Compensation (continued)

The following table summarizes restricted stock unit activity for the years ended December 31, 2009, 2008 and 2007.

	Shares
Unvested as of January 1, 2007	566,103
Granted	305,044
Vested	(97,320)
Forfeited	(111,647)
Unvested as of December 31, 2007	662,180
Granted	329,455
Vested	(148,541)
Forfeited	(154,236)
Unvested as of December 31, 2008	688,858
Granted	161,272
Vested	(288,917)
Forfeited	(191,291)
Unvested as of December 31, 2009	369,922
Vested as of December 31, 2009	583,698

The weighted-average grant-date fair value of restricted stock awards granted during the years ended December 31, 2009, 2008 and 2007 was $7.21, $11.89 and $23.71, respectively. The total grant-date fair value of restricted shares vested during the years ended December 31, 2009, 2008 and 2007 was $7.0 million, $3.7 million and $2.6 million, respectively. The weighted-average remaining contractual term of unvested shares of restricted stock as of December 31, 2009 and 2008 was 1.6 years and 1.8 years, respectively.

The following table summarizes the components of stock-based compensation expense, which is recorded in Selling, general and administrative expenses in the Consolidated Statements of Operations, for the years ended December 31, 2009, 2008 and 2007.

	Year ended December 31,		
	2009 (1)	2008	2007
Stock options	**$2,461,000**	$ 928,000	$1,714,000
Restricted stock units and employee stock purchase plan	**4,094,000**	4,217,000	5,532,000
Total stock-based compensation expense	**$6,555,000**	$5,145,000	$7,246,000

(1) In the first quarter of 2009, the Company's Chairman and CEO elected to receive 100% and 50%, respectively, of their 2008 annual bonuses in stock options in lieu of cash which amounted to $1,167,000 during the year ended December 31, 2009. These amounts were accrued within payroll expense as of December 31, 2008.

Tax benefits were attributed to the stock-based compensation expense. The Company elected to adopt the alternative method of calculating the historical pool of windfall tax benefits. This is a simplified method to determine the pool of windfall tax benefits that is used in determining the tax effects of stock compensation in the results of operations and cash flow reporting.

Note 12 - Stock–Based Compensation (continued)

The fair value of stock options was estimated using the Black-Scholes option-pricing model. This model requires the input of subjective assumptions that will usually have a significant impact on the fair value estimate. The assumptions for the current period grants were developed based on accounting guidance for share-based payments.

The following table summarizes the assumptions used to compute the weighted-average fair value of stock option grants:

	Year Ended December 31,		
	2009	2008	2007
Weighted-average volatility	**54.7%**	38.3%	45.0%
Risk-free interest rate	**3.0% to 3.7%**	4.0% to 4.1%	4.0% to 4.8%
Weighted-average dividend yield	--	2.5%	3.2%
Expected term	**3-9 years**	4-9 years	9 years

The weighted-average volatility for the options granted during the years ended December 31, 2009, 2008, and 2007 was developed using historical volatility for periods equal to the expected term of the options. An increase in the weighted-average volatility assumption will increase stock compensation expense. The expected volatility used in the calculation of the Company's stock-based compensation expense for the year ended December 31, 2009 ranged from 50.9% to 62.8%.

The risk-free interest rate was developed using the U.S. Treasury yield curve for periods equal to the expected term of the options on the grant date. An increase in the risk-free interest rate will increase stock compensation expense.

The dividend yield is a ratio that estimates the expected dividend payments to shareholders. The dividend yield is calculated by using the dividends declared per share and the Company's stock price on the date of grant. A decrease in the dividend yield will increase stock compensation expense. There was no dividend yield used in the calculation of stock-based compensation for 2009 as the Company did not issue dividends during the year ended December 31, 2009.

The expected term of the stock option grants was developed after considering vesting schedules, life of the option, historical experience and estimates of future exercise behavior patterns. An increase in the expected holding period will increase stock compensation expense.

The fair value of restricted stock was calculated by multiplying the Company's stock price on the date of grant by the number of shares granted and is being amortized on a straight-line basis over the vesting periods for the number of awards that are ultimately expected to vest. As a result, for most awards, recognized stock compensation was reduced for estimated forfeitures prior to vesting primarily based on historical annual forfeiture rates and by employee classification ranging from 0% to 100% for stock options, and 0% to 100% for restricted stock. Estimated forfeitures will continue to be reassessed in subsequent periods and may change based on new facts and circumstances.

As of December 31, 2009, approximately $12.1 million of unrecognized stock compensation related to unvested stock options and restricted stock awards, net of estimated forfeitures, is expected to be recognized over a weighted-average period of 2.1 years.

Note 13 - Advertising Costs

The Company incurred advertising costs, including certain in-house marketing expenses, of $15.9 million, $20.7 million, and $19.5 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Note 14 - Income Taxes

The components of (loss)/income before provision for/(benefit from) income taxes are as follows:

Year Ended December 31,	2009	2008	2007
Domestic	$(35,452,000)	$(26,328,000)	$3,286,000
International	4,413,000	7,907,000	6,965,000
	$(31,039,000)	$(18,421,000)	$10,251,000

Significant items comprising the Company's deferred tax assets and liabilities are as follows:

	December 31,	
	2009	2008
Deferred tax assets:		
Inventory allowances and capitalization	$ 2,576,000	$ 3,033,000
Allowance for doubtful accounts and sales allowances	446,000	894,000
Deferred rent	6,068,000	4,322,000
Deferred compensation	13,880,000	14,693,000
Depreciation and asset impairment	5,508,000	5,221,000
Stock-based compensation	3,269,000	3,383,000
Writedown of investments	2,645,000	3,132,000
Writedown of intangible asset	3,953,000	--
Deferred income, customer obligations, and other	2,672,000	2,895,000
Net operating loss carryforwards	5,840,000	5,472,000
Non-deductible accruals	909,000	792,000
Total deferred tax assets	47,766,000	43,837,000
Deferred tax liabilities:		
Amortization of intangible assets	--	(471,000)
Unrealized gains on available-for-sale securities	(511,000)	(70,000)
Undistributed foreign earnings	(220,000)	(978,000)
Total deferred tax liabilities	(731,000)	(1,519,000)
Net deferred tax assets	47,035,000	42,318,000
Valuation allowances on net deferred tax assets	(46,126,000)	(3,132,000)
Net deferred tax assets	$ 909,000	$39,186,000

As of December 31, 2009, the Company had federal net operating loss carryforwards of approximately $12.9 million that will expire in 2028, state net operating loss carryforwards of approximately $1.3 million that expire between 2021 and 2029 and foreign net operating loss carryforwards of $0.5 million that expire between 2016 and 2029.

Note 14 - Income Taxes (continued)

As of December 31, 2008, the Company had federal net operating loss carryforwards of approximately $13.5 million. In 2009, newly enacted government legislation extended the carryback period on losses for 2008 or 2009 to five years from two years. This legislation allowed the Company to carryback all of the 2008 net operating losses into prior periods that it was unable to previously and therefore, the Company has recorded a federal tax receivable of approximately $4.0 million in Prepaid and other current assets within the Consolidated Balance Sheets, with a corresponding reduction in deferred tax assets for the year ended December 31, 2009.

As defined within income tax accounting guidance, deferred tax assets are reduced by a valuation allowance, if based on all available evidence, it is considered "more likely than not" that a portion or all of the recorded deferred tax assets will not realized in a future period. In determining "more likely than not" the Company reviews positive and negative evidence to evaluate the recovery of its deferred tax assets. Both positive and negative evidence was analyzed in determining the potential requirement for a valuation allowance on the Company's deferred tax assets. The Company reviewed taxable income in prior carryback years if carryback is permitted under the tax law, future reversals of existing taxable temporary differences, tax planning strategies and future taxable income exclusive of reversing temporary differences and carryforwards for positive evidence. The Company then reviewed its results over the last three years, which resulted in a cumulative loss over such period. In accordance with income tax accounting guidance, a three-year historical cumulative loss is considered significant negative evidence and difficult to overcome in the absence of compelling positive evidence. As such, the Company concluded that it did not have enough positive evidence to outweigh the negative evidence of the three-year cumulative loss and therefore, the Company recorded a valuation allowance of approximately $43.6 million as of December 31, 2009. The Company also has a valuation allowance related to the writedown of investments due to the uncertainty of ultimately realizing theses future tax benefits. The establishment of the valuation allowances does not preclude the Company from using the net operating loss carryforwards or other deferred tax assets in the future.

The provision for/(benefit from) income taxes consist of the following:

	December 31,		
	2009	2008	2007
Current:			
Federal	**$ 623,000**	$5,988,000	$13,045,000
State and local	**495,000**	376,000	414,000
Foreign	**344,000**	386,000	698,000
	1,462,000	6,750,000	14,157,000
Deferred:			
Federal	**25,779,000**	(9,131,000)	(10,104,000)
State and local	**4,965,000**	(1,247,000)	(885,000)
Foreign	**(7,000)**	7,000	--
	30,737,000	(10,371,000)	(10,989,000)
	$32,199,000	$(3,621,000)	$3,168,000

Note 14 - Income Taxes (continued)

The reconciliation of income tax computed at the U.S. federal statutory tax rate to the effective income tax rate for 2009, 2008 and 2007 is as follows:

	2009	2008	2007
Federal income tax at statutory rate	**35.0%**	35.0%	35.0%
State and local taxes, net of federal tax benefit	**(11.5)%**	3.9%	0.7%
Adjustment to unrecognized tax benefits	**0.4%**	(3.2)%	(1.8)%
Valuation allowances	**(125.8)%**	(15.4)%	--
Other permanent differences	**(1.9)%**	(0.6)%	1.8%
Effect of rate changes	**--**	--	(4.8)%
	(103.8)%	19.7%	30.9%

The Company's policy on classification of interest and penalties on uncertain tax positions is to include these amounts in the provision for income taxes in the accompanying Consolidated Statements of Operations. For the year ended December 31, 2009, the Company recognized a nominal tax expense for interest and penalties and a tax benefit of $0.3 million for the year ended December 31, 2008. Interest and penalties accrued at December 31, 2009 and 2008 were $1.2 million. The total amount of unrecognized tax benefits at December 31, 2009 and 2008 is approximately $1.6 million and $2.4 million, respectively, of which $1.0 million and $1.1 million would affect the Company's effective tax rate if recognized. If settlements are effected in accordance with the Company's expectations, the total unrecognized tax benefits could decrease by approximately $0.2 million within the next twelve months.

Unrecognized tax benefits consist of the following:

	2009	2008
Balance as of January 1	**$2,388,000**	$2,423,000
Additions to current period positions	**--**	267,000
Additions for positions of prior years	**44,000**	1,040,000
Reductions for positions of prior years	**--**	--
Settlements with taxing authorities	**(729,000)**	(1,099,000)
Lapses of applicable statute of limitations	**(112,000)**	(243,000)
Balance as of December 31	**$1,591,000**	$2,388,000

The Company and certain of its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state, local, and foreign jurisdictions. U.S. federal income tax returns have been examined through 2006. In addition, audits are currently being conducted for certain state and federal tax jurisdictions ranging from 2004 to 2007.

Note 15 - Commitments and Contingencies

A. Operating leases and Other Property Agreements

The Company leases 51,000 square feet of office space in Secaucus, New Jersey for its administrative offices. The Company also has a technical and administrative office in Dongguan, China. The Company closed its office in Florence, Italy during 2008. The Company does not own or operate any manufacturing facilities.

The Company leases space for all of its 38 full-priced retail stores (aggregating approximately 178,000 square feet) and 72 outlets (aggregating approximately 300,000 square feet). Generally, the leases provide for an initial term of five to ten years and certain leases provide for renewal options permitting the Company to extend the term thereafter. Future minimum lease payments for non-cancelable leases with initial terms of one year or more consisted of the following at December 31, 2009:

2010	$ 26,380,000
2011	25,207,000
2012	23,315,000
2013	22,122,000
2014	17,507,000
Thereafter	29,309,000
Total minimum cash payments	$143,840,000

In addition, certain of these leases contain rent escalation provisions and require additional percentage rent payments to be made. Step rent provisions and escalation clauses are taken into account in computing the minimum lease payments, recognized on a straight-line basis over the minimum lease term. The Company may also receive capital improvement funding from landlords, primarily as an incentive for the Company to lease retail and outlet store space from the landlords. Such amounts are amortized as a reduction of rent expense over the life of the related lease.

Rent expense is as follows:

	2009	2008	2007
Minimum rent	**$26,269,000**	$25,563,000	$26,835,000
Contingent rent and other	**8,505,000**	8,570,000	8,414,000
Total rent expense	**$34,774,000**	$34,133,000	$35,249,000

B. Letters of credit

The Company was contingently liable for $0.5 million and $2.6 million of open letters of credit as of December 31, 2009 and 2008, respectively. In addition, at December 31, 2009 and 2008, stand-by letters of credit amounted to approximately $0.7 million and $0.9 million, respectively.

Note 15 - Commitments and Contingencies (continued)

C. Concentrations

In the normal course of business, the Company sells to major department stores and specialty retailers and believes that its broad customer base will mitigate the impact that financial difficulties of any such retailers might have on the Company's operations. The Company had no customer account for more than 10% of consolidated net sales for the years ended December 31, 2009, 2008 and 2007.

The Company sources each of its product lines separately, based on the individual design, styling and quality specifications of such products. The Company primarily sources its products directly or indirectly through manufacturers in Italy and China. However, approximately 52% and 42% of total handbag purchases came from two manufacturers in China during the years ended December 31, 2009 and 2008, respectively. Approximately 41% of *Kenneth Cole* and *Kenneth Cole Reaction* men's footwear purchases were from one manufacturer in China during the year ended December 31, 2009 and 40% were from two manufacturers in China during the year ended December 31, 2008, respectively. Approximately 62% and 61% of *Kenneth Cole Reaction* ladies' footwear purchases were sourced through two Chinese manufacturers during the years ended December 31, 2009 and 2008, respectively. Approximately 74% and 42% of *Unlisted* ladies' footwear purchases were sourced through one agent and one manufacturer in China during the years ended December 31, 2009 and 2008, respectively. The Company believes it has alternative manufacturing sources available to meet its current and future production requirements in the event the Company is required to change current manufacturers or current manufacturers are unavailable to fulfill the Company's production needs.

D. Lines of Credit Facilities

On July 31, 2009, the Company amended its five-year senior unsecured revolving credit facility to convert it to a revolving senior secured asset based credit facility (the "Amended Facility") to provide the Company with increased availability and strategic flexibility. Availability under the Amended Facility is $60 million, which may be increased to $85 million at the election of the Company upon the satisfaction of certain conditions, but may not exceed a borrowing base equal to a percentage of the Company's accounts receivable and inventory.

The Amended Facility terminates by its terms, and all amounts borrowed under the Amended Facility shall be due and payable, on December 20, 2011. The Amended Facility includes a $7.5 million sublimit for Swingline Loans and a $35 million aggregate sublimit for letters of credit, with a further sublimit of $15 million for standby letters of credit. Revolving loans under the Amended Facility may be base rate loans or Eurodollar loans, at the Company's election. Base rate loans shall bear interest at a rate per annum equal to the sum of (i) the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus ½ of 1% and (c) the Adjusted LIBO Rate for a one month Interest Period on such day plus 1%; plus (ii) 2.5%. Eurodollar loans shall bear interest at the Adjusted LIBO Rate, plus 3.5%. Borrowings under the Amended Facility would be secured by substantially all the assets of the Company and its domestic subsidiaries, including a pledge by the Company of its equity interest in each of its domestic subsidiaries. If availability under the Amended Facility is less than $10,000,000, the Company will be subject to a monthly fixed charge coverage ratio. The Amended Facility limits the Company's ability to incur indebtedness or liens, its ability to enter into mergers or sell assets, its ability to change the nature of its business, and its ability to enter into certain guarantees. In addition, the Company may not declare or pay dividends if Availability under the Amended Facility is less than $10,000,000. The Amended Facility also contains customary events of default. Upon the occurrence of an event of default, the outstanding obligations under the Amended Facility may be accelerated and become immediately due and payable.

Note 15 - Commitments and Contingencies (continued)

D. Lines of Credit Facilities (continued)

During 2009, the Company incurred facility fees of approximately $0.1 million. In addition, the Company made payments of approximately $0.7 million for financing costs related to the Amended Facility. There were no outstanding advances under this agreement at December 31, 2009. Amounts available under the Amended Facility at December 31, 2009 were reduced by $1.2 million of standby and open letters of credit. The Company did not borrow under the Amended Facility during 2009. The Company had $22.8 million available to borrow as of December 31, 2009.

Through July 30, 2009, the Company had a five-year senior unsecured revolving credit facility (the "Revolving Credit Facility"), with various lenders. During 2009 and 2008, the Company incurred facility fees of approximately $0.1 million and $0.1 million, respectively. There were no outstanding advances under this agreement. Amounts available under the Revolving Credit Facility at December 31, 2008 were reduced by $3.5 million of standby and open letters of credit. The Company had no availability under the Revolving Credit Facility during 2008 and through its termination in 2009.

Note 16 - Shareholders' Equity

A. Common stock

Class A Common Shareholders are entitled to one vote for each share held of record and Class B Common Shareholders are entitled to ten votes for each share held of record. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the Class B Shareholder. The Class A Common Shareholders vote together with Class B Common Shareholders on all matters subject to shareholder approval, except that Class A Common Shareholders vote separately as a class to elect 25%, but not less than two, of the Board of Directors of the Company. Shares of neither class of common stock have preemptive or cumulative voting rights.

B. Preferred Stock

The Company's Certificate of Incorporation authorizes the issuance of 1,000,000 shares of preferred stock. The preferred stock may be issued from time to time as determined by the Board of Directors of the Company, without shareholder approval. Such preferred stock may be issued in such series and with such preferences, conversion or other rights, voting powers, restrictions, or limitations as to dividends, qualifications or other provisions, as may be fixed by the Board of Directors.

C. Common Stock Repurchase

In 2008, the Company's Board of Directors increased the authorization for the Company's common stock repurchase plan by approximately 4,000,000 shares to an aggregate of 9,388,400 of shares of Class A common stock. During 2009, the Company did not repurchase shares and during 2008, repurchased 1,619,200 of its shares at an aggregate price of $24.4 million. The Company had 3,072,800 shares available for repurchase as of December 31, 2009 and 2008, respectively.

Note 17 - Related Party Transactions

The Company had an exclusive license agreement with Iconix Brand Group, Inc. and its trademark holding company, IP Holdings, LLC ("Iconix"), to use the *Bongo* trademark in connection with the manufacture, sale and distribution of women's, men's and children's footwear in certain territories. The Chairman and Chief Executive Officer of Iconix is the brother of the Company's Chairman and Chief Creative Officer. The term of the agreement was through December 31, 2010. During 2009, the Company terminated the agreement effective December 31, 2009 which eliminates any future obligations for 2010. Management believes that the license agreement with Iconix was entered into at arm's-length. The Company was obligated to pay Iconix a percentage of net sales based upon the terms of the agreement. The Company recorded approximately $0.2 million, $1.1 million and $1.1 million in aggregate royalty and advertising expense under the agreement for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company recorded expenses of approximately $0.7 million, $0.6 million and $0.5 million for the years ended December 31, 2009, 2008 and 2007, respectively, to a third-party aviation company which hires and uses an aircraft partially owned by Emack LLC, a company which is wholly owned by the Company's Chairman and Chief Creative Officer. Management believes that all transactions were made on terms and conditions similar to or more favorable than those available in the marketplace from unrelated parties.

Note 18 - New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06, *Improving Disclosures About Fair Value Measurements* ("ASU 2010-06"). ASU 2010-06 adds new requirements for disclosures of significant transfers into and out of Levels 1, 2 and 3 of the fair value hierarchy, the reasons for the transfers and the policy for determining when transfers are recognized. ASU 2010-06 also adds new requirements for disclosures about purchases, sales, issuances and settlements on a gross rather than net basis relating to the reconciliation of the beginning and ending balances of Level 3 recurring fair value measurements. It also clarifies the level of disaggregation to require disclosures by "class" rather than by "major category of assets and liabilities" and clarifies that a description of inputs and valuation techniques used to measure fair value is required for both recurring and nonrecurring fair value measurements classified as Level 2 or 3. ASU 2010-06 is effective January 1, 2010 except for the requirements to provide the Level 3 activity of purchases, sales, issuances and settlements on a gross basis which are effective January 1, 2011. The Company will adopt the update on January 1, 2010 and has determined that it will not have a material impact on the Company's consolidated financial statements.

Note 19 - Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for 2009 and 2008 appear below (in thousands, except per share and dividend data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter (1)
2009				
Net sales	**$94,374**	**$84,748**	**$93,336**	**$98,497**
Royalty revenue	**9,001**	**9,152**	**10,416**	**10,876**
Net revenues	**103,375**	**93,900**	**103,752**	**109,373**
Gross profit	**35,072**	**39,813**	**44,881**	**51,238**
Operating (loss)/income	**(12,601)**	**(5,152)**	**286**	**(13,018)**
Net (loss)/income	**(8,168)**	**(3,266)**	**186**	**(51,990)**
(Loss)/earnings per share basic	**$(0.46)**	**$(0.18)**	**$0.01**	**$(2.88)**
(Loss)/earnings per share diluted	**$(0.46)**	**$(0.18)**	**$0.01**	**$(2.88)**
Dividends declared	**--**	**--**	**--**	**--**
2008				
Net sales	$112,615	$100,893	$120,161	$114,909
Royalty revenue	9,882	10,258	11,947	11,672
Net revenues	122,497	111,151	132,108	126,581
Gross profit	50,227	46,044	54,351	48,263
Operating income/(loss)	1,112	(3,058)	2,455	(12,820)
Net income/(loss)	807	(2,052)	(1,554)	(12,001)
Earnings/(loss) per share basic	$0.04	$(0.11)	$(0.09)	$(0.67)
Earnings/(loss) per share diluted	$0.04	$(0.11)	$(0.09)	$(0.67)
Dividends declared	$0.09	$0.09	$0.09	$0.09

(1) The Company recorded a $19.3 million impairment of intangible and long-lived assets and a $43.6 million valuation allowance during the fourth quarter of 2009. The Company recorded a $3.0 million impairment of long-lived assets and a $3.1 million valuation allowance during the fourth quarter of 2008.

Kenneth Cole Productions, Inc.
Schedule II
Valuation and Qualifying Accounts
For the Years Ended December 31, 2009, 2008 and 2007

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
Year ended December 31, 2009				
Allowance for doubtful accounts	$ (1,061,000)	$ 320,000	$ 555,000	$ (186,000)
Reserve for returns and sales allowances	(10,117,000)	(23,619,000)	25,467,000	(8,269,000)
	$(11,178,000)	$(23,299,000)	$26,022,000	$(8,455,000)
Year ended December 31, 2008				
Allowance for doubtful accounts	$ (230,000)	$ (1,309,000)	$ 478,000	$ (1,061,000)
Reserve for returns and sales allowances	(11,456,000)	(29,981,000)	31,320,000	(10,117,000)
	$(11,686,000)	$(31,290,000)	$31,798,000	$(11,178,000)
Year ended December 31, 2007				
Allowance for doubtful accounts	$ (249,000)	$ (188,000)	$ 207,000	$ (230,000)
Reserve for returns and sales allowances	(9,736,000)	(24,770,000)	23,050,000	(11,456,000)
	$(9,985,000)	$(24,958,000)	$23,257,000	$(11,686,000)

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENNETH COLE PRODUCTIONS, INC.

By: /s/ JILL GRANOFF
Jill Granoff
Chief Executive Officer

Date: March 8, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ KENNETH D. COLE Kenneth D. Cole	Chairman of the Board and Chief Creative Officer	March 8, 2010
/s/ JILL GRANOFF Jill Granoff	Chief Executive Officer	March 8, 2010
/s/ DAVID P. EDELMAN David P. Edelman	Chief Financial Officer	March 8, 2010
/s/ MICHAEL J. BLITZER Michael J. Blitzer	Director	March 8, 2010
/s/ MARTIN E. FRANKLIN Martin E. Franklin	Director	March 8, 2010
/s/ ROBERT C. GRAYSON Robert C. Grayson	Director	March 8, 2010
/s/ DENIS F. KELLY Denis F. Kelly	Director	March 8, 2010
/s/ PHILIP R. PELLER Philip R. Peller	Director	March 8, 2010

Exhibit 21.01

Kenneth Cole Productions, Inc.
Affiliate Group Members

Subsidiaries at: 12/31/2009	Location of incorporation
Cole 57th. St., LLC	Delaware
Cole 610 Fifth Avenue, LLC	Delaware
Cole Broadway, Inc.	New York
Cole Camarillo, LLC.	Delaware
Cole Caribbean, Inc.	Puerto Rico
Cole Dawsonville, Inc.	Delaware
Cole Grant, Inc.	Delaware
Cole Jersey Gardens, LLC	Delaware
Cole Las Vegas, Inc.	Delaware
Cole SFC, LLC	Delaware
Cole South Side, LLC	Delaware
Cole Tempe, LLC	Delaware
Cole Tyson, Inc.	Virginia
Cole Venetian, LLC	Delaware
Cole Viejo, LLC	Delaware
IP Holdings Amsterdam, B.V.	Netherlands
KCP Beneficiary Services, LLC	Delaware
KCP Consulting (Dongguan), Co. Ltd.	China
KCP Trust Services, LLC	Delaware
Kenneth Cole Asia, Inc.	Delaware
Kenneth Cole Canada, Inc.	Canada
Kenneth Cole Consumer Direct, LLC	Virginia
Kenneth Cole International Services, LLC	Delaware
Kenneth Cole Productions, (LIC), LLC.	Delaware
Kenneth Cole Productions, Inc.	New York
Kenneth Cole Services (NY), LLC	Delaware
Kenneth Cole Services, Inc.	Delaware
Kenneth Cole, Inc.	New Jersey
Kenneth Productions, LLC.	Delaware
Kenth, Ltd.	Hong Kong
Le Tigre Consumer Direct, Inc.	Delaware
Le Tigre Financial, Inc.	Virginia
Riviera Holding, LLC	Delaware

Exhibit 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements of Kenneth Cole Productions, Inc. (the "Company") of our reports dated March 8, 2010 with respect to the consolidated financial statements and schedule, and the effectiveness of internal control over financial reporting of the Company included in this Annual Report (Form 10-K) for the year ended December 31, 2009:

1) Form S-8 No. 333-31868
2) Form S-8 No. 333-119101
3) Form S-8 No. 333-131724
4) Form S-8 No. 333-159506
5) Form S-8 No. 333-160291

/s/ Ernst & Young LLP

New York, New York
March 8, 2010

Exhibit 23.02

CONSENT OF INDEPENDENT APPRAISAL FIRM

We hereby consent to the inclusion in Note 8 to the Financial Statements included in the Annual Report on Form 10-K of Kenneth Cole Productions, Inc. for the year ended December 31, 2009 of references to our report relating to the fair value of the assets of Le Tigre, LLC and our report relating to the fair value of the *Le Tigre* trademark as of December 31, 2009.

/s/ Corporate Valuation Advisors, Inc.

Hartland, Wisconsin
March 4, 2010

Exhibit 23.03

CONSENT OF INDEPENDENT APPRAISAL FIRM

We hereby consent to the inclusion in this Form 10-K of references to our valuation report relating to the estimation of fair value of certain auction rate securities held by Kenneth Cole Productions, Inc. as of December 31, 2009.

/s/ Houlihan Smith & Company, Inc.

Chicago, Illinois
March 4, 2010

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Jill Granoff, certify that:

1. I have reviewed this annual report on Form 10-K of Kenneth Cole Productions, Inc.;

2. Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in the report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ JILL GRANOFF

Jill Granoff
Chief Executive Officer

Date: March 8, 2010

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, David P. Edelman, certify that:

1. I have reviewed this annual report on Form 10-K of Kenneth Cole Productions, Inc.;

2. Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in the report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ DAVID P. EDELMAN

David P. Edelman
Chief Financial Officer

Date: March 8, 2010

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Kenneth Cole Productions, Inc. (the "Company") on Form 10-K for the period ending December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jill Granoff, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JILL GRANOFF

Jill Granoff
Chief Executive Officer
Kenneth Cole Productions, Inc
March 8, 2010

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Kenneth Cole Productions, Inc. (the "Company") on Form 10-K for the period ending December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David P. Edelman, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ DAVID P. EDELMAN

David P. Edelman
Chief Financial Officer
Kenneth Cole Productions, Inc.
March 8, 2010

[This Page Intentionally Left Blank]

CORPORATE INFORMATION

Board of Directors

Kenneth D. Cole
Chairman of the Board and
Chief Creative Officer

Jill Granoff
Chief Executive Officer

Michael J. Blitzer[1,2]
Principal
Portsmouth Partners, LLC

Martin E. Franklin[2,3]
Chairman and Chief Executive Officer
Jarden Corporation

Robert C. Grayson[1,2,3]
President
Robert C. Grayson & Associates, Inc.

Denis F. Kelly[1,2,3]
Managing Partner
Scura, Rise & Partners, LLC

Philip R. Peller[1,3]
Independent Consultant
Retired Partner, Arthur Andersen LLP

1) Audit Committee Member
2) Compensation Committee Member
3) Corporate Governance/Nominating Committee Member

Executive Officers and Senior Management

Kenneth D. Cole
Chairman of the Board and
Chief Creative Officer

Jill Granoff
Chief Executive Officer

David P. Edelman
Chief Financial Officer and Treasurer

Michael Colosi
Senior Vice President, General Counsel and Secretary

Peter Charles
Chief Supply Chain Officer

Jeffrey Cohen
President, Consumer Direct

Michael DeVirgilio
President, Licensing and International

Danesha Dixon Smith
Senior Vice President, Human Resources

Kristen Dykstra
Senior Vice President,
Chief Marketing Officer

Douglas Jakubowski
Chief Merchandising Officer

Chris Nakatani
President, Wholesale

Ingo Wilts
Senior Vice President, Creative Director

Corporate Headquarters

Kenneth Cole Productions, Inc.
603 West 50th Street
New York, New York 10019

Internet Address

www.kennethcole.com

Stock Listing

Shares of the Company's Class A Common Stock are listed and traded on the New York Stock Exchange (trading symbol KCP).

Annual Meeting

The Annual Meeting of Shareholders will be held at 10:00 a.m. Thursday, May 27, 2010 at the Company's Administrative Offices, 400 Plaza Drive, 3rd Floor, Secaucus, New Jersey 07094.

Corporate Governance

The Company's Corporate Governance Guidelines are available through the Investor Relations Corporate Governance link on our website www.kennethcole.com

Independent Auditors

Ernst & Young LLP
5 Times Square
New York, New York 10036

Transfer Agent

The Bank of New York Mellon Corp.
BNY Mellon Shareowner Services
480 Washington Boulevard
29th Floor
Jersey City, New Jersey 07310
http://stock.bankofny.com
1-866-210-6999

Information Requests

Copies of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission are available free of charge to shareholders either on the Company's website or upon request to:

Investor Relations

Kenneth Cole Productions, Inc.
400 Plaza Drive, 3rd Floor
Secaucus, New Jersey 07094
201-864-8080 ext. 28451
investorrelations@kennethcole.com




MAKE THE MOST OF WEARING TIMES.
—Kenneth Cole


UNEXPECTED
UNLISTED

gentle souls


KENNETH COLE
REACTION



BE REMEMBERED.
—Kenneth Cole

INTRODUCING THE TIMELESS MEN'S FRAGRANCE BY KENNETH COLE.


VINTAGE BLACK

GOLF NEEDS A TIGER.

LET'S GET BACK ON COURSE.

20% OF NET PROFITS FROM ALL POLOS GO TO ORGANIZATIONS HELPING YOUNG PEOPLE STAY ON COURSE.



LE TIGRE

LE TIGRE USA.COM

SAVE A HIDE...
WEAR A RUBBER (BOOT).
—Kenneth Cole

Support HIV/AIDS research:
100% of net profits from the sale of these boots go to The AWEARNESS Fund to support amfAR.org.




THE FUTURE IS ABOUT TO BE REDRESSED.
—Kenneth Cole


KENNETH COLE
REACTION

FLIRT WITH PLEASURE.

INTRODUCING THE MOST COMFORTABLE SHOES YOU'VE EVER LOOKED GOOD IN... GUARANTEED.
—Kenneth Cole



—Kenneth Cole
9·2·5

PRE-ORDER NOW.

—Kenneth Cole NEW YORK



LE TIGRE

UNLISTED
A KENNETH COLE PRODUCTION

AWEARNESS
INSPIRING STORIES ABOUT HOW TO MAKE A DIFFERENCE
—KENNETH COLE


THE FUTURE IS ABOUT TO BE REDRESSED.


gentle souls


SOME ARE FRAYED.
VERY FRAYED.
THE FUTURE IS ABOUT TO BE REDRESSED.
—Kenneth Cole

—Kenneth Cole NEW YORK
EXCLUSIVE 9·2·5 TECHNOLOGY

KENNETH COLE
REACTION


JUST IMAGINE.


UN
FINISHED


MAKE THE MOST OF WEARING TIMES.


KENNETH COLE
AWEARNESS